EXHIBIT 99.1

Report to Shareholders for the fourth quarter ended December 31, 2020

All financial figures are unaudited and presented in Canadian dollars unless noted otherwise. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from the company's Libya operations, which are presented on an economic basis. Certain financial measures in this document are not prescribed by Canadian generally accepted accounting principles (GAAP). For a description of these non-GAAP financial measures, see the Non-GAAP Financial Measures Advisory section of this document. See also the Advisories section of this document. References to Oil Sands operations exclude Suncor's interests in Fort Hills and Syncrude.

"Suncor delivered strong operational results during the fourth quarter, reflecting improved performance across our assets in November and December following the completion of significant maintenance at the end of October," said Mark Little, president and chief executive officer. "We also exceeded our operating cost reduction target, met our full year capital reduction target, executed on key strategic projects, and reaffirmed our commitment to significantly reduce our debt and increase returns to shareholders through our share repurchase program in 2021."

•
Funds from operations(1) increased to $1.221 billion ($0.80 per common share) in the fourth quarter of 2020, from $1.166 billion ($0.76 per common share) in the third quarter of 2020, and includes a $186 million ($0.12 per common share) transportation provision related to the Keystone XL pipeline project. Funds from operations were $2.553 billion ($1.66 per common share) in the prior year quarter. Funds from operations during the fourth quarter of 2020 exceeded the company's sustaining capital and dividend payments. Cash flow provided by operating activities, which includes changes in non-cash working capital, was $814 million ($0.53 per common share) in the fourth quarter of 2020, compared to $2.304 billion ($1.50 per common share) in the prior year quarter.

•
The company recorded an operating loss(1) of $142 million ($0.09 per common share) in the fourth quarter of 2020, compared to an operating loss of $302 million ($0.20 per common share) in the third quarter of 2020 and operating earnings of $782 million ($0.51 per common share) in the prior year quarter. The company had a net loss of $168 million ($0.11 per common share) in the fourth quarter of 2020, which included a $539 million unrealized after-tax foreign exchange gain on the revaluation of U.S. dollar denominated debt, a non-cash impairment charge of $423 million after-tax due to the high degree of uncertainty surrounding the future of the West White Rose Project and a $142 million after-tax transportation provision related to the Keystone XL pipeline project. The net loss in the prior year quarter was $2.335 billion ($1.52 per common share), which included non-cash impairment charges of $3.352 billion after-tax related to Fort Hills and the West White Rose Project.

•
The company exceeded its previously announced operating cost reduction target, reducing annual operating costs by $1.3 billion (approximately 12%) in 2020, compared to 2019 levels, and met its capital reduction target, reducing annual capital expenditures by $1.9 billion (approximately 33%) in 2020 compared to the original 2020 capital guidance midpoint. The company delivered a number of strategic initiatives within this target that enhanced integration between Suncor and Syncrude, expanded the company's market reach, debottlenecked In Situ facilities and its Edmonton refinery, and reduced structural operating costs by leveraging technology.

•
Reliable operations drove refinery utilization of 95% in the fourth quarter of 2020, compared to 87% in the third quarter of 2020 and 97% in the prior year quarter. Suncor leveraged its strong domestic sales network and export channels, including integration with the retail network, within its downstream business to achieve higher utilization rates which continued to outperform the Canadian refining average in the fourth quarter of 2020.

•
During the fourth quarter of 2020, Suncor's total upstream production was 769,200 barrels of oil equivalent per day (boe/d) compared to 778,200 boe/d in the prior year quarter. The company's synthetic crude oil (SCO) production increased to 514,300 barrels per day (bbls/d) in the fourth quarter of 2020 from 456,300 bbls/d in the fourth quarter of 2019, marking the second best quarter of SCO production in the company's history. Together, the Syncrude and Oil Sands operations upgraders achieved combined upgrader utilization of 95% in the fourth quarter of 2020, compared to 83% in the prior year quarter, due to strong reliability at Syncrude and Oil Sands Base ramping up to full operating rates following the completion of maintenance early in the quarter.

•
At Firebag, work to expand the capacity of the facility by 12,000 bbls/d was completed, enabling the asset to produce near its new nameplate capacity of 215,000 bbls/d exiting the quarter. In addition, at the company's Edmonton refinery, the nameplate capacity was increased from 142,000 bbls/d to 146,000 bbls/d, subsequent to the fourth quarter of 2020, as a result of debottlenecking activities.

•
The Syncrude joint venture owners reached an agreement in principle for Suncor to take over as operator of the Syncrude asset by the end of 2021. Suncor, together with the other Syncrude joint venture owners, will continue to drive operating efficiencies, improve performance and develop regional synergies through integration. By capitalizing on the collective strength of our regional operations, annual synergies of $300 million gross are expected.

•
The interconnecting pipelines between Suncor's Oil Sands Base and Syncrude were brought into service in the fourth quarter of 2020. Transfers began in December 2020 reflecting the enhanced integration and operational flexibility between these assets.

•
Suncor will remain disciplined in its capital allocation and, at current commodity prices, plans to pay down between $1.0 billion and $1.5 billion of debt and repurchase between $500 million and $1.0 billion of the company's shares in 2021, signifying the company's ability to generate cash flow and confidence in the underlying value of the company. Subsequent to the end of the quarter, the Toronto Stock Exchange (TSX) accepted a notice to commence a normal course issuer bid (NCIB) for up to 44,000,000 common shares.

•
Subsequent to the fourth quarter of 2020, Suncor's Board of Directors approved a quarterly dividend of $0.21 per common share.

(1)
Funds from operations and operating earnings (loss) are non-GAAP financial measures. See page 6 for a reconciliation of net (loss) earnings to operating (loss) earnings. See the Non-GAAP Financial Measures Advisory section of this document.

(1)
Funds from operations, operating earnings (loss) and ROCE are non-GAAP financial measures. See page 7 for a reconciliation of net (loss) earnings to operating (loss) earnings. See the Non-GAAP Financial Measures Advisory section of this document.

(2)
Includes the impacts of the Government of Alberta's mandatory production curtailments for all periods presented and the impacts of the significant decline in commodity prices due to the COVID-19 pandemic in 2020.

(3)
Includes impairment charges of $3.352 billion after-tax related to the fourth quarter of 2019, $1.798 billion after-tax related to the first quarter of 2020 and $423 million after-tax related to the fourth quarter of 2020.

(4)
ROCE excluding major projects in progress and impairments would have been 8.6% and 5.4% for the fourth quarter of 2019 and first quarter of 2020, respectively, excluding the impacts of the $1.116 billion deferred tax recovery for the Alberta corporate income tax rate change in the second quarter of 2019.
2 2020 FOURTH QUARTER Suncor Energy Inc.

Financial Results

Operating (Loss) Earnings

Suncor's fourth quarter 2020 operating loss was $142 million ($0.09 per common share), compared to operating earnings of $782 million ($0.51 per common share) in the prior year quarter. In the fourth quarter of 2020, crude oil and refined product realizations were significantly lower than the prior year quarter, with crude oil and crack spread benchmarks declining by more than 25%, primarily due to the continued impacts of the COVID-19 pandemic. Upstream production was comparable to the prior year quarter, as the company produced a higher proportion of higher value SCO barrels in the product mix, enabled by strong reliability at Syncrude and the Oil Sands Base ramp up, leading to a decline in non-upgraded bitumen. Operating losses in the fourth quarter of 2020 were minimized by the decrease in operating, selling and general expenses associated with the continued execution of the company's cost reduction initiatives.

Bridge Analysis of Operating Earnings (Loss) ($ millions)(1)

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this document.

(2)
The bridge factor for Inventory Valuation is comprised of changes in the first-in, first out (FIFO) inventory valuation and short-term commodity risk management activities reported in the Refining and Marketing (R&M) segment, and changes in the intersegment elimination of profit reported in the Corporate and Eliminations segment.

Net Loss

Suncor's net loss was $168 million ($0.11 per common share) in the fourth quarter of 2020, compared to a net loss of $2.335 billion ($1.52 per common share) in the prior year quarter. In addition to the factors impacting operating (loss) earnings discussed above, the net loss for the fourth quarter of 2020 included a $539 million unrealized after-tax foreign exchange gain on the revaluation of U.S. dollar denominated debt, a $423 million non-cash after-tax asset impairment charge and a $142 million after-tax transportation provision related to the Keystone XL pipeline project. The net loss in the prior year quarter included $3.352 billion of non-cash after-tax asset impairment charges partially offset by a $235 million unrealized after-tax foreign exchange gain on the revaluation of U.S. dollar denominated debt.

Funds from Operations and Cash Flow Provided By Operating Activities

Funds from operations were $1.221 billion ($0.80 per common share) in the fourth quarter of 2020, compared to $2.553 billion ($1.66 per common share) in the fourth quarter of 2019, and includes a $186 million ($0.12 per common share) transportation provision related to the Keystone XL pipeline project. Funds from operations were influenced by the same factors impacting operating (loss) earnings noted above.

Cash flow provided by operating activities, which includes changes in non-cash working capital, was $814 million ($0.53 per common share) for the fourth quarter of 2020, compared to $2.304 billion ($1.50 per common share) in the prior year quarter. In addition to the factors noted above, cash flow provided by operating activities was further impacted by a higher use of cash associated with the company's working capital balances, as compared to the prior year quarter. The use of cash in the company's non-cash working capital balances was primarily due to an increase in production and commodity prices at the end of the quarter, resulting in an increase in accounts receivable and inventory balances.

2020 FOURTH QUARTER Suncor Energy Inc. 3

Operating Results

During the fourth quarter of 2020, Suncor's total upstream production was 769,200 boe/d compared to 778,200 boe/d in the prior year quarter.

SCO production increased to 514,300 bbls/d in the fourth quarter of 2020 from 456,300 bbls/d in the fourth quarter of 2019, marking the second best quarter of SCO production in the company's history and resulted in a combined upgrader utilization rate of 95% in the fourth quarter of 2020 compared to 83% in the prior year quarter. Increased production in the fourth quarter of 2020 was primarily due to strong reliability at Syncrude and Oil Sands Base ramping up to full operating rates. Following the completion of maintenance activities early in the quarter, the company achieved combined upgrader utilization of 102% in November and December of 2020. Both periods were impacted by planned maintenance at Oil Sands operations while the prior year quarter was impacted by planned maintenance at Syncrude. SCO production was further supported by increased In Situ bitumen production diverted to the upgrader to maximize the production of higher value SCO barrels. Increased upgrader utilization impacted total Oil Sands production due to the yield loss associated with the bitumen upgrading process. Despite the impact on our production volumes and cost per barrel metrics, the result of this strategy had a positive impact on overall funds flow and reflects our value over volume approach.

Non-upgraded bitumen production decreased to 157,200 bbls/d in the fourth quarter of 2020 from 206,000 bbls/d in the fourth quarter of 2019, as bitumen production from Firebag was diverted to the upgrader to maximize value over volume and maintenance activities were completed at Firebag early in the quarter. Production in the fourth quarter of 2020 was also impacted by lower production at Fort Hills as the asset commenced the phased ramp up to two primary extraction trains providing additional volumes at low incremental operating costs. The maintenance activities at Firebag have expanded the capacity of the facility through the installation of new incremental emulsion handling and steam infrastructure and also addressed plant restrictions that developed during the third quarter of 2020. Building on Suncor's commitment to operational excellence, the company exited the quarter with strong In Situ bitumen production, with both Firebag and MacKay River operating at near nameplate capacity.

Throughout 2020, Suncor continued to maintain its focus on value over volume, leveraging its broad asset base and operational flexibility to maximize the value of its allotted barrels under the Province of Alberta's mandatory curtailment program. The company optimized the transfer of its allotted curtailment credits among the company's assets, which helped the company achieve the second best year of SCO production in its history. During the fourth quarter of 2020, the Alberta government made the decision to suspend monthly limits on production under the curtailment system, effective December 2020.

Exploration and Production (E&P) production during the fourth quarter of 2020 decreased to 97,700 boe/d from 115,900 boe/d in the prior year quarter, primarily due to Terra Nova quayside preservation and natural declines in the United Kingdom.

Refinery crude throughput was 438,000 bbls/d and refinery utilization was 95% in the fourth quarter of 2020, compared to refinery crude throughput of 447,500 bbls/d and refinery utilization of 97% in the prior year quarter, with the decrease due to the impacts of reduced demand for transportation fuels as a result of the COVID-19 pandemic. Suncor leveraged its strong domestic sales network and export channels, including integration with the retail network, within its downstream business to achieve higher utilization rates which continued to outperform the Canadian refining average in the fourth quarter of 2020. Refined product sales decreased in the fourth quarter of 2020 to 508,800 bbls/d, compared to 534,600 bbls/d in the prior year quarter, as a result of the COVID-19 pandemic.

"Suncor achieved 100% utilization across our Canadian refineries in the fourth quarter, once again outperforming the Canadian refining average, which was bolstered by our strong domestic sales network and export channels within our downstream business. Combined upgrader utilization was 95%, reflecting very strong reliability across our Oil Sands assets following the completion of maintenance at the end of October, with total production further supported by debottlenecking activities that were completed at Firebag," said Little. "We continue to sharpen our focus on operational excellence, cost reductions and executing on our near-term plans."

The company's total operating, selling and general expenses decreased to $2.529 billion in the fourth quarter of 2020 from $2.820 billion in the prior year quarter, primarily due to lower cash operating costs across the company's Oil Sands assets, which included lower mine maintenance at Oil Sands operations, improved reliability at Syncrude and the reduction of costs at Fort Hills as it commenced its phased ramp up of production. The company also continued to execute on its cost reduction initiatives in the fourth quarter of 2020 and exceeded its previously announced annual operating cost reduction target for the full year.

4 2020 FOURTH QUARTER Suncor Energy Inc.

Strategy Update

2020 was a year of unprecedented challenges that significantly impacted the energy industry. In March 2020, in response to the impacts of the COVID-19 pandemic, the company took significant steps to preserve the financial health of the company by increasing its liquidity, lowering its cash break-even costs, and setting meaningful operating cost and capital reduction targets.

For the full year, operating costs were reduced by $1.3 billion, or approximately 12%, compared to 2019 levels, through base business reductions and delivering on cost reduction initiatives including enhancements to our supply chain model. At Fort Hills, the mine is being prepared to support increasing production through 2021, consistent with previously announced guidance, with improved cost-effectiveness through the optimization of the autonomous mine fleet and other cost reduction initiatives. At Syncrude, Suncor and the joint venture owners are working together to build on the significant progress made to date towards sustainably lower Syncrude cash operating costs and higher upgrader utilization. In the fourth quarter of 2020, the Syncrude joint venture owners reached an agreement in principle for Suncor to take over as operator of the Syncrude asset by the end of 2021. Suncor, together with the other Syncrude joint venture owners, will continue to drive operating efficiencies and improve performance through integration. By capitalizing on the collective strength of our regional operations, gross synergies of $300 million annually are expected, which will further support Syncrude's ability to achieve its cost and productivity targets.

Suncor also met its $1.9 billion capital reduction target by the end of 2020, reducing its capital expenditures to $3.8 billion which was a 33% decrease compared to the original 2020 capital guidance midpoint. Targeted capital reductions in 2020 included the deferral and cancellation of projects and the reduction in spending across various assets. At Terra Nova, the company continued to exercise capital discipline by safely preserving the floating production storage and offloading unit quayside and deferring the asset life extension (ALE) project until an economically viable path forward with a safe and reliable return to operations can be determined. Subsequent to the fourth quarter of 2020, Suncor and the Terra Nova joint venture partners, together with the Government of Newfoundland and Labrador, agreed to a non-binding Memorandum of Understanding, which provides for a financial commitment by the government, including a modified royalty regime, in support of continued operations. The ALE project is currently being evaluated with all stakeholders to determine the best option to integrate and optimize potential funding to recover the remaining resources from the Terra Nova project. During the fourth quarter of 2020, Suncor recorded a non-cash impairment charge on its share of White Rose assets and the West White Rose Project. While the asset is currently producing, there is considerable doubt regarding the future of the West White Rose Project. Discussions are ongoing with the operator and various levels of government to determine the future of the project. The Government of Newfoundland and Labrador has agreed to provide some support for the West White Rose Project in 2021.

Despite the challenges during the year, the company executed on its plans to optimize its existing assets through significant value-added projects. The interconnecting pipelines between Suncor's Oil Sands Base and Syncrude were brought into service in the fourth quarter of 2020. Transfers began in December 2020, reflecting the enhanced integration and operational flexibility between these assets. At Firebag, work to expand the capacity of the facility by fully integrating the new incremental emulsion handling and steam infrastructure was completed, enabling the asset to produce near its new nameplate capacity of 215,000 bbls/d exiting the quarter. Through the deployment of the Autonomous Haulage System (AHS) at Fort Hills, the company has optimized its operations and expects to further enhance safety, environmental and operational performance. The interconnecting pipelines, debottlenecking at Firebag and AHS deployment will contribute, in part, to Suncor's incremental $2 billion free funds flow(1) target. Looking ahead, through the acceleration of Suncor's transformation, the company continues to work to fundamentally reduce the cost structure of running the business while increasing productivity. The company anticipates that the implementation of digital technologies will facilitate the transition to the workplace of the future, bolster operational excellence and drive additional value. In addition, the company has made the decision to restart the cogeneration project at Oil Sands Base to replace the existing coke-fired boilers and the Forty Mile Wind Power Project, both of which are expected to contribute to the company's environmental goals and incremental free funds flow target.

Suncor also continues to invest in midstream opportunities which expand the company's market reach and strengthen the company's sales channels, including the expansion of its Burrard product terminal, increased marine vessel activity and additional pipeline arrangements which provide feedstock optionality to our refineries. These actions have enabled the company to sustain high refinery utilization and crude production rates throughout 2020, despite demand weakness due to

(1)
Free funds flow is a non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this document.
2020 FOURTH QUARTER Suncor Energy Inc. 5

the COVID-19 pandemic. Subsequent to the fourth quarter of 2020, the nameplate capacity of the company's Edmonton refinery increased from 142,000 bbls/d to 146,000 bbls/d as a result of debottlenecking activities.

"In 2020, we continued to execute on numerous strategic projects in support of structural free funds flow growth," said Little. "Our continued focus on disciplined cost management and capital allocation means that we are moving our company towards a sustainably lower cost base while continuing to maximize the value generated from our assets. These actions have strengthened the cash generation capabilities of our company, and we have already seen the initial benefits, while laying the foundation for increasing shareholder returns."

The company also continues to make investments in new technologies and renewable energy that lower its emissions and provide new sustainable energy sources. This includes equity investments in Enerkem Inc., a waste-to-biofuels and chemicals producer, and LanzaJet Inc., a company working to bring sustainable aviation fuel and renewable diesel to the commercial market. In the fourth quarter of 2020, Enerkem, Suncor and other partners announced construction plans for the Varennes Carbon Recycling facility, a biofuel plant in Varennes, Quebec, that is designed to convert commercial and industrial non-recyclable waste into biofuels and renewable chemicals. Suncor believes this investment complements Suncor's existing biofuels business and renewables portfolio and further demonstrates Suncor's active involvement in the global energy transition with low-carbon investments aligned with our current business.

Subsequent to the fourth quarter of 2020, the company reached an agreement to sell its 26.69% working interest in the Golden Eagle Area Development for US$325 million and contingent consideration up to US$50 million. The effective date of the sale is January 1, 2021 and is expected to close no later than the third quarter of 2021, subject to financing and shareholder approval of the purchaser along with other closing conditions and certain regulatory approvals.

Suncor entered the year with a strong investment grade balance sheet and a proven track record of shareholder returns and, at the onset of the COVID-19 pandemic, responded decisively to maintain its financial strength and liquidity. Suncor will remain disciplined in its capital allocation and, at current commodity prices plans, to pay down between $1.0 billion and $1.5 billion of debt and repurchase between $500 million and $1.0 billion of the company's shares in 2021, signifying the company's ability to generate cash flow and confidence in the underlying value of the company. Subsequent to the end of the quarter, the Toronto Stock Exchange (TSX) accepted a notice to commence a normal course issuer bid (NCIB) for up to 44,000,000 common shares.

In the fourth quarter of 2020, the company paid $320 million in dividends and subsequent to the end of the quarter, Suncor's Board of Directors approved a quarterly dividend of $0.21 per common share.

Operating (Loss) Earnings Reconciliation(1)

	Three months ended December 31		Twelve months ended December 31
($ millions)	2020	2019	2020	2019

Net (loss) earnings	(168)	(2 335)	(4 319)	2 899

Unrealized foreign exchange gain on U.S. dollar denominated debt	(539)	(235)	(286)	(590)

Asset impairment(2)	423	3 352	2 221	3 352

Provision for pipeline project(3)	142	—	142	—

Impact of income tax rate adjustment on deferred taxes(4)	—	—	—	(1 116)

Gain on significant disposal(5)	—	—	—	(187)

Operating (loss) earnings(1)	(142)	782	(2 242)	4 358

(1)
Operating (loss) earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of this document.

(2)
During the fourth quarter of 2020, the company recorded non-cash after-tax impairment charges of $423 million against its share of the White Rose assets, in the E&P segment, as a result of the high degree of uncertainty surrounding the future of the West White Rose Project. During the first quarter of 2020, the company recorded non-cash after-tax impairment charges of $1.376 billion on its share of the Fort Hills assets, in the Oil Sands segment, and $422 million against its share of the White Rose and Terra Nova assets, in the E&P segment, due to a decline in forecasted crude oil prices as a result of decreased global demand due to the COVID-19 pandemic and changes to their respective capital, operating and production plans. Refer to the Segment Results and Analysis section of this document for further details. During the fourth quarter of 2019, the company recorded after-tax impairment charges of $2.803 billion on its share of the Fort Hills assets, in the Oil Sands segment, due to a decline in forecasted long-term heavy crude oil prices, and $393 million against White Rose, in the E&P segment, due to increased capital cost estimates at the West White Rose Project.

(3)
In the fourth quarter of 2020, the company recorded a provision to transportation expense for $186 million ($142 million after-tax) related to the Keystone XL pipeline project.

(4)
In the second quarter of 2019, the company recorded a $1.116 billion deferred income tax recovery associated with the Government of Alberta's substantive enactment of legislation for the staged reduction of the corporate income tax rate from 12% to 8%.

(5)
The third quarter of 2019 included an after-tax gain of $48 million in the E&P segment related to the sale of certain non-core assets. In the second quarter of 2019, Suncor sold its 37% interest in Canbriam Energy Inc. for total proceeds and an equivalent gain of $151 million ($139 million after-tax), which had previously been written down to nil in the fourth quarter of 2018 following the company's assessment of forward natural gas prices and the impact on estimated future cash flows.
6 2020 FOURTH QUARTER Suncor Energy Inc.

Corporate Guidance

Suncor has updated its Corporate Guidance for the full year business environment outlook assumptions for Brent Sullom Voe from US$48.00/bbl to US$55.00/bbl, WTI at Cushing from US$45.00/bbl to US$52.00/bbl, WCS at Hardisty from US$32.00/bbl to US$39.00/bbl, New York Harbor 2-1-1 crack from US$12.50/bbl to US$15.00/bbl and the Cdn$/US$ exchange rate from 0.77 to 0.78, due to improvements in key forward curve pricing for the remainder of the year. As a result of these updates, the full year current income tax assumptions have changed from a recovery of $200 million – $500 million to an expense of $300 – $600 million.

For further details and advisories regarding Suncor's 2020 annual guidance, see www.suncor.com/guidance.

Normal Course Issuer Bid

Subsequent to the fourth quarter of 2020, the Toronto Stock Exchange (TSX) accepted a notice filed by Suncor to commence a normal course issuer bid (NCIB) to purchase shares through the facilities of the TSX, New York Stock Exchange and/or alternative trading platforms. The notice provides that, beginning February 8, 2021 and ending February 7, 2022, Suncor may purchase for cancellation up to 44,000,000 common shares, which is equal to approximately 2.9% of Suncor's issued and outstanding common shares. As at January 31, 2021, Suncor had 1,525,150,794 common shares issued and outstanding.

The actual number of common shares that may be purchased under the NCIB and the timing of any such purchases will be determined by Suncor. Suncor believes that, depending on the trading price of its common shares and other relevant factors, purchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. The company does not expect the decision to allocate cash to repurchase shares will affect its long-term growth strategy.

Pursuant to Suncor's previous NCIB, Suncor agreed that it would not purchase more than 78,549,178 common shares between May 6, 2019 and May 5, 2020. Suncor suspended buybacks during the first quarter of 2020. Between May 6, 2019 and March 30, 2020 and pursuant to Suncor's previous NCIB (as amended), Suncor repurchased 47,934,151 shares on the open market for approximately $1.94 billion, at a weighted average price of $40.42 per share.

Subject to the block purchase exemption that is available to Suncor for regular open market purchases under the NCIB, Suncor will limit daily purchases of Suncor common shares on the TSX in connection with the NCIB to no more than 25% (2,497,868 common shares) of the average daily trading volume of Suncor's common shares on the TSX during the previous six month period (9,991,475 common shares). Purchases under the NCIB will be made through open market purchases at market price, as well as by other means as may be permitted by the TSX and securities regulatory authorities, including by private agreements. Purchases made by private agreement under an issuer bid exemption order issued by a securities regulatory authority will be at a discount to the prevailing market price as provided in the exemption order. On February 8, 2021, Suncor expects to enter into an automatic share purchase plan in relation to purchases made in connection with the NCIB.

Measurement Conversions

Certain natural gas volumes in this report to shareholders have been converted to boe on the basis of one bbl to six mcf. See the Advisories section of this document.

2020 FOURTH QUARTER Suncor Energy Inc. 7

FOURTH QUARTER DISCUSSION
February 3, 2021

Suncor is an integrated energy company headquartered in Calgary, Alberta, Canada. We are strategically focused on developing one of the world's largest petroleum resource basins – Canada's Athabasca oil sands. In addition, we explore for, acquire, develop, produce and market crude oil in Canada and internationally; we transport and refine crude oil, and we market petroleum and petrochemical products primarily in Canada. We also operate a renewable energy business and conduct energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products, and power.

Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor's Annual Information Form dated February 26, 2020 (the 2019 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedar.com, www.sec.gov and our website www.suncor.com. Information contained in or otherwise accessible through our website does not form part of this document, and is not incorporated into this document by reference.

Suncor Energy Inc. has numerous direct and indirect subsidiaries, partnerships and joint arrangements (collectively, affiliates), which own and operate assets and conduct activities in different jurisdictions. The terms "we", "our", "Suncor", or "the company" are used herein for simplicity of communication and only mean there is an affiliation with Suncor Energy Inc., without necessarily identifying the specific nature of the affiliation. The use of such terms in any statement herein does not mean they apply to Suncor Energy Inc. or any particular affiliate, and does not waive the corporate separateness of any affiliate. For further clarity, Suncor Energy Inc. does not directly operate or own assets in the U.S.

8 2020 FOURTH QUARTER Suncor Energy Inc.

1. ADVISORIES

Basis of Presentation

Unless otherwise noted, all financial information has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB), which is within the framework of International Financial Reporting Standards (IFRS) as issued by the IASB.

All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from the company's Libya operations, which is on an economic basis.

References to Oil Sands operations exclude Suncor's interests in Fort Hills and Syncrude.

Non-GAAP Financial Measures

Certain financial measures in this document – namely operating (loss) earnings, funds from (used in) operations, return on capital employed (ROCE), Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing margin, refining operating expense, free funds flow, discretionary free funds flow (deficit), and last-in, first-out (LIFO) inventory valuation methodology and related per share or per barrel amounts - are not prescribed by GAAP. Operating (loss) earnings is defined in the Non-GAAP Financial Measures Advisory section of this document and reconciled to the most directly comparable GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of this document. Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs and LIFO inventory valuation methodology are defined in the Non-GAAP Financial Measures Advisory section of this document and reconciled to the most directly comparable GAAP measures in the Segment Results and Analysis section of this document. Funds from (used in) operations, ROCE, free funds flow, discretionary free funds flow (deficit), refining and marketing margin, and refining operating expense are defined and reconciled, where applicable, to the most directly comparable GAAP measures in the Non-GAAP Financial Measures Advisory section of this document.

Risk Factors and Forward-Looking Information

The company's business, reserves, financial condition and results of operations may be affected by a number of factors, including, but not limited to, the factors described below and within the Forward-Looking Information section of this document. This document contains forward-looking information based on Suncor's current expectations, estimates, projections and assumptions. This information is subject to a number of risks and uncertainties, including those discussed in this document, Management's Discussion and Analysis for the year ended December 31, 2019 dated February 26, 2020 (the 2019 annual MD&A) and Suncor's other disclosure documents filed with Canadian securities regulatory authorities and the SEC, many of which are beyond the company's control. Users of this information are cautioned that actual results may differ materially. Refer to the Forward-Looking Information section of this document for information on the material risk factors and assumptions underlying our forward-looking information contained in this document.

Continued Impact of the COVID-19 Pandemic

Suncor's business, financial condition and results of operations could be materially and adversely affected by the outbreak of epidemics, pandemics and other public health crises in geographic areas in which Suncor has operations, suppliers, customers or employees, including the COVID-19 pandemic and the ongoing uncertainty as to the extent and duration of the pandemic, as well as uncertainty surrounding new variations or mutations of the COVID-19 virus. The ongoing COVID-19 pandemic, and actions that have and may be taken by governmental authorities in response thereto, has resulted, and may continue to result in, among other things: increased volatility in financial markets, commodity prices and foreign currency exchange rates; disruptions to global supply chains; labour shortages; reductions in trade volumes; temporary operational restrictions and restrictions on gatherings greater than a certain number of individuals, shelter-in-place declarations and quarantine orders, business closures and travel bans; an overall slowdown in the global economy; political and economic instability; and civil unrest. In particular, the COVID-19 pandemic has resulted in, and may continue to result in, a reduction in the demand for, and prices of, commodities that are closely linked to Suncor's financial performance, including crude oil, refined petroleum products (such as jet fuel and gasoline), natural gas and electricity, and also increases the risk that storage for crude oil and refined petroleum products could reach capacity in certain geographic locations in which we operate. The recent resurgence of COVID-19 cases (including cases related to variants or mutations of the COVID-19 virus) in certain geographic areas, and the possibility that a resurgence may occur in other areas, has resulted in the re-imposition of certain restrictions noted above by local authorities. In addition, while vaccines are beginning to be distributed, there is uncertainty as to the timing, level of

2020 FOURTH QUARTER Suncor Energy Inc. 9

adoption, duration of efficacy and effectiveness of the vaccine against variants or mutations. This continues the risk and uncertainty as to the extent and duration of the COVID-19 pandemic and the resultant impact on commodity demand and prices. A prolonged period of decreased demand for, and prices of, these commodities, and any applicable storage constraints, could also result in us voluntarily curtailing or shutting in production and a decrease in our refined product volumes and refinery utilization rates, which could adversely impact our business, financial condition and results of operations. Suncor is also subject to risks relating to the health and safety of our people, as well as the potential for a slowdown or temporary suspension of our operations in locations impacted by an outbreak. Such a suspension in operations could also be mandated by governmental authorities in response to the COVID-19 pandemic. This could negatively impact Suncor's production or refined product volumes and refinery utilization rates for a sustained period of time, which would adversely impact our business, financial condition and results of operations.

Continued Weakness and Volatility in Commodity and Petroleum Products Prices

Recent market events and conditions, including excess global crude oil and petroleum products supply as a result of decreased global demand due to the COVID-19 pandemic, have caused significant weakness and volatility in commodity and petroleum products prices. Commodity prices could remain under pressure for a prolonged period and which could cause continued weakness and volatility. This could result in reduced utilization and/or the suspension of operations at certain of our facilities, buyers of our products declaring force majeure or bankruptcy, the unavailability of storage, and disruptions of pipeline and other transportation systems for our products, which would further negatively impact Suncor's production or refined product volumes, and could adversely impact our business, financial condition and results of operations.

Measurement Conversions

Certain crude oil and natural gas liquids volumes have been converted to mcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Any figure presented in mcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six mcf of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.

Common Abbreviations

For a list of abbreviations that may be used in this document, refer to the Common Abbreviations section of this document.

10 2020 FOURTH QUARTER Suncor Energy Inc.

2. FOURTH QUARTER HIGHLIGHTS

•
Fourth quarter financial results

•
Suncor's fourth quarter 2020 operating loss(1) was $142 million ($0.09 per common share), compared to operating earnings of $782 million ($0.51 per common share) in the prior year quarter. In the fourth quarter of 2020, crude oil and refined product realizations were significantly lower than the prior year quarter, with crude oil and crack spread benchmarks declining by more than 25%, primarily due to the continued impacts of the COVID-19 pandemic. Upstream production was comparable to the prior year quarter, as the company produced a higher proportion of higher value SCO barrels in the product mix, enabled by strong reliability at Syncrude and the Oil Sands Base ramp up, leading to a decline in non-upgraded bitumen. Operating losses in the fourth quarter of 2020 were minimized by the decrease in operating, selling and general expenses associated with the continued execution of the company's cost reduction initiatives.

•
Suncor's net loss was $168 million ($0.11 per common share) in the fourth quarter of 2020, compared to a net loss of $2.335 billion ($1.52 per common share) in the prior year quarter. In addition to the factors impacting operating (loss) earnings discussed above, the net loss for the fourth quarter of 2020 included a $539 million unrealized after-tax foreign exchange gain on the revaluation of U.S. dollar denominated debt, a $423 million non-cash after-tax asset impairment charge and a $142 million after-tax transportation provision related to the Keystone XL pipeline project. The net loss in the prior year quarter included $3.352 billion of non-cash after-tax asset impairment charges partially offset by a $235 million unrealized after-tax foreign exchange gain on the revaluation of U.S. dollar denominated debt.

•
Funds from operations(1) were $1.221 billion ($0.80 per common share) in the fourth quarter of 2020, compared to $2.553 billion ($1.66 per common share) in the fourth quarter of 2019, and includes a $186 million ($0.12 per common share) transportation provision related to the Keystone XL pipeline project. Funds from operations were influenced by the same factors impacting operating (loss) earnings noted above. Cash flow provided by operating activities, which includes changes in non-cash working capital, was $814 million ($0.53 per common share) for the fourth quarter of 2020, compared to $2.304 billion ($1.50 per common share) in the prior year quarter. In addition to the factors noted above, cash flow provided by operating activities was further impacted by a higher use of cash associated with the company's working capital balances, as compared to the prior year quarter. The use of cash in the company's non-cash working capital balances was primarily due to an increase in production and commodity prices at the end of the quarter, resulting in an increase in accounts receivable and inventory balances.

•
Delivered on annual cost reduction targets. The company exceeded its previously announced operating cost reduction target, reducing annual operating costs by $1.3 billion (approximately 12%) in 2020, compared to 2019 levels, and met its capital reduction target, reducing annual capital expenditures by $1.9 billion (approximately 33%) in 2020 compared to the original 2020 capital guidance midpoint. The company delivered a number of strategic initiatives within this target that enhanced integration between Suncor and Syncrude, expanded the company's market reach, debottlenecked In Situ facilities and its Edmonton refinery, and reduced structural operating costs by leveraging technology.

•
Sustained downstream outperformance. Reliable operations drove refinery utilization of 95% in the fourth quarter of 2020, compared to 87% in the third quarter of 2020 and 97% in the prior year quarter. Suncor leveraged its strong domestic sales network and export channels, including integration with the retail network, within its downstream business to achieve higher utilization rates which continued to outperform the Canadian refining average in the fourth quarter of 2020.

•
Solid upstream results and continued focus on value over volume. During the fourth quarter of 2020, Suncor's total upstream production was 769,200 boe/d compared to 778,200 boe/d in the prior year quarter. The company's SCO production increased to 514,300 bbls/d in the fourth quarter of 2020 from 456,300 bbls/d in the fourth quarter of 2019, marking the second best quarter of SCO production in the company's history. Together, the Syncrude and Oil Sands operations upgraders achieved combined upgrader utilization of 95% in the fourth quarter of 2020, compared to 83% in the prior year quarter, due to strong reliability at Syncrude and Oil Sands Base ramping up to full operating rates following the completion of maintenance early in the quarter.

•
Execution of debottlenecking activities. At Firebag, work to expand the capacity of the facility by 12,000 bbls/d was completed, enabling the asset to produce near its new nameplate capacity of 215,000 bbls/d exiting the quarter. In addition, at the company's Edmonton refinery, the nameplate capacity was increased from 142,000 bbls/d to 146,000 bbls/d, subsequent to the fourth quarter of 2020, as a result of debottlenecking activities.

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this document.
2020 FOURTH QUARTER Suncor Energy Inc. 11

•
Syncrude operatorship agreement expected to unlock further value. The Syncrude joint venture owners reached an agreement in principle for Suncor to take over as operator of the Syncrude asset by the end of 2021. Suncor, together with the other Syncrude joint venture owners, will continue to drive operating efficiencies, improve performance and develop regional synergies through integration. By capitalizing on the collective strength of our regional operations, annual synergies of $300 million gross are expected.

•
Enhancing integration between Suncor and Syncrude. The interconnecting pipelines between Suncor's Oil Sands Base and Syncrude were brought into service in the fourth quarter of 2020. Transfers began in December 2020, reflecting the enhanced integration and operational flexibility between these assets.

•
Disciplined capital allocation framework. Suncor will remain disciplined in its capital allocation and, at current commodity prices, plans to pay down between $1.0 billion and $1.5 billion of debt and repurchase between $500 million and $1.0 billion of the company's shares in 2021, signifying the company's ability to generate cash flow and confidence in the underlying value of the company. Subsequent to the end of the quarter, the Toronto Stock Exchange (TSX) accepted a notice to commence a normal course issuer bid (NCIB) for up to 44,000,000 common shares.

•
Dividend approved. Subsequent to the fourth quarter of 2020, Suncor's Board of Directors approved a quarterly dividend of $0.21 per common share.

3. CONSOLIDATED FINANCIAL INFORMATION

Financial Highlights

	Three months ended December 31		Twelve months ended December 31
($ millions)	2020	2019	2020	2019

Net (loss) earnings

Oil Sands	(293)	(2 682)	(3 796)	(427)

Exploration and Production	(379)	(162)	(832)	1 005

Refining and Marketing	268	558	866	3 000

Corporate and Eliminations	236	(49)	(557)	(679)

Total	(168)	(2 335)	(4 319)	2 899

Operating (loss) earnings(1)

Oil Sands	(151)	277	(2 278)	1 622

Exploration and Production	44	231	13	1 141

Refining and Marketing	268	558	866	2 912

Corporate and Eliminations	(303)	(284)	(843)	(1 317)

Total	(142)	782	(2 242)	4 358

Funds from (used in) operations(1)

Oil Sands	729	1 405	1 986	6 061

Exploration and Production	312	555	1 054	2 143

Refining and Marketing	415	793	1 708	3 863

Corporate and Eliminations	(235)	(200)	(872)	(1 249)

Total	1 221	2 553	3 876	10 818

Increase in non-cash working capital	(407)	(249)	(1 201)	(397)

Cash flow provided by operating activities	814	2 304	2 675	10 421

Capital and exploration expenditures(2)

Asset sustainment and maintenance	586	1 026	2 388	3 227

Economic investment	355	712	1 418	2 209

Total	941	1 738	3 806	5 436

	Three months ended December 31		Twelve months ended December 31
($ millions)	2020	2019	2020	2019

Discretionary free funds flow (deficit)(1)	310	864	(228)	4 914

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this document.

(2)
Excludes capitalized interest of $26 million in the fourth quarter of 2020 and $37 million in the fourth quarter of 2019.
12 2020 FOURTH QUARTER Suncor Energy Inc.

Operating Highlights

	Three months ended December 31		Twelve months ended December 31
	2020	2019	2020	2019

Production volumes by segment

Oil Sands – SCO (mbbls/d)	514.3	456.3	466.2	485.6

Oil Sands – Non-upgraded bitumen (mbbls/d)	157.2	206.0	127.2	184.8

Exploration and Production (mboe/d)	97.7	115.9	101.7	106.8

Total (mboe/d)	769.2	778.2	695.1	777.2

Refinery utilization (%)	95	97	88	95

Refinery crude oil processed (mbbls/d)	438.0	447.5	407.0	438.9

Net Loss

Suncor's consolidated net loss for the fourth quarter of 2020 was $168 million, compared to a net loss of $2.335 billion for the prior year quarter. The net loss was primarily caused by the same factors that resulted in the operating loss described subsequently in this section of this document.

Other items affecting net loss over these periods included:

•
The after-tax unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt was $539 million for the fourth quarter of 2020, compared to a gain of $235 million for the fourth quarter of 2019.

•
During the fourth quarter of 2020, the company recorded non-cash after-tax impairment charges of $423 million against its share of the White Rose assets, in the Exploration and Production (E&P) segment, as a result of the high degree of uncertainty surrounding the future of the West White Rose Project.

•
In the fourth quarter of 2020, the company recorded a provision to transportation expense for $186 million ($142 million after-tax) related to the Keystone XL pipeline project.

•
During the fourth quarter of 2019, the company recorded after-tax impairment charges of $2.803 billion on its share of the Fort Hills assets, in the Oil Sands segment, due to a decline in forecasted long-term heavy crude oil prices, and $393 million against White Rose, in the E&P segment, due to increased capital cost estimates at the West White Rose Project.

Operating (Loss) Earnings Reconciliation(1)

	Three months ended December 31		Twelve months ended December 31
($ millions)	2020	2019	2020	2019

Net (loss) earnings	(168)	(2 335)	(4 319)	2 899

Unrealized foreign exchange gain on U.S. dollar denominated debt	(539)	(235)	(286)	(590)

Asset impairment(2)	423	3 352	2 221	3 352

Provision for pipeline project(3)	142	—	142	—

Impact of income tax rate adjustment on deferred taxes(4)	—	—	—	(1 116)

Gain on significant disposal(5)	—	—	—	(187)

Operating (loss) earnings(1)	(142)	782	(2 242)	4 358

(1)
Operating (loss) earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of this document.

(2)
During the fourth quarter of 2020, the company recorded non-cash after-tax impairment charges of $423 million against its share of the White Rose assets, in the E&P segment, as a result of the high degree of uncertainty surrounding the future of the West White Rose Project. During the first quarter of 2020, the company recorded non-cash after-tax impairment charges of $1.376 billion on its share of the Fort Hills assets, in the Oil Sands segment, and $422 million against its share of the White Rose and Terra Nova assets, in the E&P segment, due to a decline in forecasted crude oil prices as a result of decreased global demand due to the COVID-19 pandemic and changes to their respective capital, operating and production plans. Refer to the Segment Results and Analysis section of this document for further details. During the fourth quarter of 2019, the company recorded after-tax impairment charges of $2.803 billion on its share of the Fort Hills assets, in the Oil Sands segment, due to a decline in forecasted long-term heavy crude oil prices, and $393 million against White Rose, in the E&P segment, due to increased capital cost estimates at the West White Rose Project.

(3)
In the fourth quarter of 2020, the company recorded a provision to transportation expense for $186 million ($142 million after-tax) related to the Keystone XL pipeline project.

(4)
In the second quarter of 2019, the company recorded a $1.116 billion deferred income tax recovery associated with the Government of Alberta's substantive enactment of legislation for the staged reduction of the corporate income tax rate from 12% to 8%.

(5)
The third quarter of 2019 included an after-tax gain of $48 million in the E&P segment related to the sale of certain non-core assets. In the second quarter of 2019, Suncor sold its 37% interest in Canbriam Energy Inc. (Canbriam) for total proceeds and an equivalent gain of $151 million ($139 million after-tax), which had previously been written down to nil in the fourth quarter of 2018 following the company's assessment of forward natural gas prices and the impact on estimated future cash flows.
2020 FOURTH QUARTER Suncor Energy Inc. 13

Bridge Analysis of Operating Earnings (Loss) ($ millions)(1)

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this document.

(2)
The bridge factor for Inventory Valuation is comprised of changes in the first-in, first out (FIFO) inventory valuation and short-term commodity risk management activities reported in the Refining and Marketing (R&M) segment, and changes in the intersegment elimination of profit reported in the Corporate and Eliminations segment.

Suncor's fourth quarter 2020 operating loss was $142 million ($0.09 per common share), compared to operating earnings of $782 million ($0.51 per common share) in the prior year quarter. In the fourth quarter of 2020, crude oil and refined product realizations were significantly lower than the prior year quarter, with crude oil and crack spread benchmarks declining by more than 25%, primarily due to the continued impacts of the COVID-19 pandemic. Upstream production was comparable to the prior year quarter, as the company produced a higher proportion of higher value SCO barrels in the product mix, enabled by strong reliability at Syncrude and the Oil Sands Base ramp up, leading to a decline in non-upgraded bitumen. Operating losses in the fourth quarter of 2020 were minimized by the decrease in operating, selling and general expenses associated with the continued execution of the company's cost reduction initiatives.

After-Tax Share-Based Compensation Expense by Segment

	Three months ended December 31		Twelve months ended December 31
($ millions)	2020	2019	2020	2019

Oil Sands	19	17	6	70

Exploration and Production	2	2	—	8

Refining and Marketing	11	9	3	39

Corporate and Eliminations	42	27	2	134

Total share-based compensation expense	74	55	11	251

The after-tax share-based compensation expense increased to $74 million during the fourth quarter of 2020, compared to an expense of $55 million during the prior year quarter, as a result of a greater increase in the company's share price through the fourth quarter of 2020.

14 2020 FOURTH QUARTER Suncor Energy Inc.

Business Environment

Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor's operations.

		Average for the three months ended December 31		Average for the twelve months ended December 31
		2020	2019	2020	2019

WTI crude oil at Cushing	US$/bbl	42.65	56.95	39.40	57.05

Dated Brent crude	US$/bbl	44.20	63.30	41.65	64.30

Dated Brent/Maya crude oil FOB price differential	US$/bbl	3.30	9.30	6.35	6.45

MSW at Edmonton	Cdn$/bbl	50.25	68.10	45.60	69.20

WCS at Hardisty	US$/bbl	33.35	41.10	26.85	44.25

Light/heavy differential for WTI at Cushing less WCS at Hardisty	US$/bbl	(9.30)	(15.85)	(12.55)	(12.80)

SYN-WTI differential	US$/bbl	(3.05)	(0.70)	(3.15)	(0.60)

Condensate at Edmonton	US$/bbl	42.55	53.00	37.15	52.85

Natural gas (Alberta spot) at AECO	Cdn$/mcf	2.65	2.50	2.25	1.75

Alberta Power Pool Price	Cdn$/MWh	46.15	46.95	46.70	54.90

New York Harbor 2-1-1 crack(1)	US$/bbl	9.85	18.45	11.75	19.90

Chicago 2-1-1 crack(1)	US$/bbl	7.95	14.35	8.05	17.05

Portland 2-1-1 crack(1)	US$/bbl	13.15	25.45	14.05	24.45

Gulf Coast 2-1-1 crack(1)	US$/bbl	9.00	17.00	9.90	19.15

Exchange rate	US$/Cdn$	0.77	0.76	0.75	0.75

Exchange rate (end of period)	US$/Cdn$	0.78	0.77	0.78	0.77

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

The COVID-19 pandemic has significantly lowered demand for crude oil and refined products, resulting in a decrease in crude oil and crack spread benchmarks of more than 25% compared to the prior year quarter.

Suncor's sweet SCO price realizations are influenced primarily by the price of WTI at Cushing and by the supply and demand for sweet SCO from Western Canada. Sweet SCO price realizations in the fourth quarter of 2020 reflected a significant decrease in WTI at Cushing, which averaged US$42.65/bbl compared to US$56.95/bbl in the prior year quarter. Suncor also produces sour SCO, the price of which is influenced by various crude benchmarks, including, but not limited to, MSW at Edmonton and WCS at Hardisty, and which can also be affected by prices negotiated for spot sales. Prices for MSW at Edmonton decreased to $50.25/bbl in the fourth quarter of 2020 compared to $68.10/bbl in the prior year quarter, and prices for WCS at Hardisty decreased to an average of US$33.35/bbl in the fourth quarter of 2020, from US$41.10/bbl in the prior year quarter.

Bitumen production that Suncor does not upgrade is blended with diluent or SCO to facilitate delivery on pipeline systems. Net bitumen price realizations are, therefore, influenced by both prices for Canadian heavy crude oil (WCS at Hardisty is a common reference), prices for diluent (Condensate at Edmonton) and SCO. Bitumen price realizations can also be affected by bitumen quality and spot sales, and the price variance between Hardisty, Alberta and U.S. Gulf Coast heavy pricing. The company leverages the expertise of its marketing and logistics business to optimize midstream capacity to the U.S. Gulf Coast and this is reflected in bitumen price realizations. Bitumen prices benefited from the narrowing of heavy crude oil differentials in the fourth quarter of 2020.

Suncor's price realizations for production from E&P Canada and E&P International assets are influenced primarily by the price for Brent crude, which decreased to US$44.20/bbl in the fourth quarter of 2020, compared to US$63.30/bbl in the prior year quarter.

2020 FOURTH QUARTER Suncor Energy Inc. 15

Suncor's refining and marketing margins are primarily influenced by 2-1-1 benchmark crack spreads, which are industry indicators approximating the gross margin on a barrel of crude oil that is refined to produce gasoline and distillates. Market crack spreads are based on quoted near-month contracts for WTI and spot prices for gasoline and diesel and do not necessarily reflect the margins at a specific refinery. Suncor's realized refining and marketing margins are influenced by actual crude oil feedstock costs, refinery configuration, product mix and realized market prices unique to Suncor's refining and marketing business.

Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect Suncor's realized refining and marketing margin. This internal index is a single value calculated based on a notional five barrels of crude oil of varying grades refined to produce two barrels each of gasoline and distillate and one barrel of secondary product to approximate Suncor's unique set of refinery configurations, overall crude slate and product mix, and the benefit of its location, quality and grade differentials, and marketing margins. The internal index is calculated by taking the product value of refined products less the crude value of refinery feedstock excluding the impact of FIFO inventory accounting methodology. The product value incorporates the New York Harbor 2-1-1 crack, Chicago 2-1-1 crack, WTI benchmarks and seasonal factors. The seasonal factor applies an incremental US$6.50/bbl in the first and fourth quarters and US$5.00/bbl in the second and third quarters and reflects the location, quality and grade differentials for refined products sold in the company's core markets during the winter and summer months, respectively. The crude value incorporates the SYN, WCS and WTI benchmarks.

Crack spreads are based on current crude feedstock prices, whereas actual earnings are accounted for on a FIFO basis in accordance with IFRS where a delay exists between the time that feedstock is purchased and when it is processed and when products are sold to a third party. A FIFO loss normally reflects a declining price environment for crude oil and finished products, whereas FIFO gains reflect an increasing price environment for crude oil and finished products. The company's realized refining and marketing margins are also presented on a LIFO basis, which is consistent with how industry benchmarks and the Suncor 5-2-2-1 index are calculated and with how management evaluates performance.

In the fourth quarter of 2020, the 2-1-1 benchmark crack spreads declined significantly compared to the prior year quarter due to decreased demand for transportation fuels. The Suncor 5-2-2-1 index was US$18.55/bbl in the fourth quarter of 2020, compared to US$26.20/bbl in the fourth quarter of 2019, impacted by lower benchmark cracking margins and narrowing crude differentials.

The cost of natural gas used in Suncor's Oil Sands and Refining operations is primarily referenced to Alberta spot prices at AECO. The average AECO benchmark increased to $2.65/mcf in the fourth quarter of 2020, from $2.50/mcf in the prior year quarter.

Excess electricity produced in Suncor's Oil Sands operations and at Fort Hills is sold to the Alberta Electric System Operator, with the proceeds netted against the cash operating cost per barrel metric. The Alberta power pool price decreased to an average of $46.15/MWh in the fourth quarter of 2020, compared to $46.95/MWh in the prior year quarter.

The majority of Suncor's revenues from the sale of oil and natural gas commodities are based on prices that are determined by or referenced to U.S. dollar benchmark prices, while the majority of Suncor's expenditures are realized in Canadian dollars. The Canadian dollar strengthened in relation to the U.S. dollar in the fourth quarter of 2020, as the average exchange rate increased to US$0.77 per one Canadian dollar from US$0.76 per one Canadian dollar in the prior year quarter. This rate increase had a negative impact on price realizations for the company during the fourth quarter of 2020 when compared to the prior year quarter.

Suncor also has assets and liabilities, including approximately 65% of the company's debt, that are denominated in U.S. dollars and translated to Suncor's reporting currency (Canadian dollars) at each balance sheet date. A decrease in the value of the Canadian dollar, relative to the U.S. dollar, from the previous balance sheet date increases the amount of Canadian dollars required to settle U.S. dollar denominated obligations, while an increase in the value of the Canadian dollar, relative to the U.S. dollar, decreases the amount of Canadian dollars required to settle U.S. dollar denominated obligations.

16 2020 FOURTH QUARTER Suncor Energy Inc.

4. SEGMENT RESULTS AND ANALYSIS

OIL SANDS

Financial Highlights

	Three months ended December 31		Twelve months ended December 31
($ millions)	2020	2019	2020	2019

Gross revenues	3 081	4 425	10 617	18 347

Less: Royalties	(18)	(143)	(95)	(917)

Operating revenues, net of royalties	3 063	4 282	10 522	17 430

Net loss	(293)	(2 682)	(3 796)	(427)

Adjusted for:

Impairment(1)	—	2 959	1 376	2 959

Provision for pipeline project(2)	142	—	142	—

Impact of income tax rate adjustment on deferred taxes(3)	—	—	—	(910)

Operating (loss) earnings(4)	(151)	277	(2 278)	1 622

Funds from operations(4)	729	1 405	1 986	6 061

(1)
During the first quarter of 2020, the company recorded non-cash after-tax impairment charges of $1.376 billion on its share of the Fort Hills assets due to a decline in forecasted crude oil prices as a result of decreased global demand due to the COVID-19 pandemic and changes to its respective capital, operating and production plans. During the fourth quarter of 2019, the company recorded after-tax impairment charges of $2.803 billion on its share of the Fort Hills assets due to continued volatility in the crude oil price environment, resulting in a decline in forecasted long-term heavy crude oil prices.

(2)
In the fourth quarter of 2020, the company recorded a provision to transportation expense for $186 million ($142 million after-tax) related to the Keystone XL pipeline project.

(3)
In the second quarter of 2019, the company recorded a $910 million deferred income tax recovery in the Oil Sands segment associated with the Government of Alberta's substantive enactment of legislation for the staged reduction of the corporate income tax rate from 12% to 8%.

(4)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this document.

Bridge Analysis of Operating Earnings (Loss) ($ millions)(1)

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this document.

The Oil Sands segment had an operating loss of $151 million in the fourth quarter of 2020, compared to operating earnings of $277 million in the prior year quarter. The decrease was primarily due to lower realized crude prices, as crude benchmarks decreased by approximately 25% compared to the prior year quarter as a result of the COVID-19 pandemic, partially offset by lower operating expenses, a higher proportion of higher value SCO barrels in the product mix, enabled by strong reliability and lower royalties, and DD&A and exploration expenses.

2020 FOURTH QUARTER Suncor Energy Inc. 17

Production Volumes(1)(2)

	Three months ended December 31		Twelve months ended December 31
(mbbls/d)	2020	2019	2020	2019

SCO and diesel production	526.5	468.2	477.5	497.0

Internally consumed diesel and internal transfers	(12.2)	(11.9)	(11.3)	(11.4)

Upgraded production	514.3	456.3	466.2	485.6

Non-upgraded bitumen production	157.2	206.0	127.2	184.8

Total Oil Sands production	671.5	662.3	593.4	670.4

(1)
Bitumen production from Oil Sands Base is upgraded, while bitumen production from In Situ operations is either upgraded or sold directly to customers, including Suncor's own refineries, with SCO and diesel yields of approximately 79% of bitumen feedstock input. Fort Hills finished bitumen is sold directly to customers, including Suncor's own refineries. Essentially all of the bitumen produced at Syncrude is upgraded to sweet SCO and a small amount of diesel, at an approximate yield of 85%.

(2)
Beginning in the second quarter of 2020, due to increasing integration of the company's assets, the company revised the presentation of its production volumes to aggregate production from each asset into the categories of "Upgraded production" and "Non-upgraded bitumen production" to better reflect the integration among the company's assets with no impact to overall production volumes. Comparative periods have been updated to reflect this change.

SCO production increased to 514,300 bbls/d in the fourth quarter of 2020 from 456,300 bbls/d in the fourth quarter of 2019, marking the second best quarter of SCO production in the company's history and resulted in a combined upgrader utilization rate of 95% in the fourth quarter of 2020 compared to 83% in the prior year quarter. Increased production in the fourth quarter of 2020 was primarily due to strong reliability at Syncrude and Oil Sands Base ramping up to full operating rates. Following the completion of maintenance activities early in the quarter, the company achieved combined upgrader utilization of 102% in November and December of 2020. Both periods were impacted by planned maintenance at Oil Sands operations while the prior year quarter was impacted by planned maintenance at Syncrude. SCO production was further supported by increased In Situ bitumen production diverted to the upgrader to maximize the production of higher value SCO barrels. Increased upgrader utilization impacted total Oil Sands production due to the yield loss associated with the bitumen upgrading process. Despite the impact on our production volumes and cost per barrel metrics, the result of this strategy had a positive impact on overall funds flow and reflects our value over volume approach.

Non-upgraded bitumen production decreased to 157,200 bbls/d in the fourth quarter of 2020 from 206,000 bbls/d in the fourth quarter of 2019, as bitumen production from Firebag was diverted to the upgrader to maximize value over volume and maintenance activities were completed at Firebag early in the quarter. Production in the fourth quarter of 2020 was also impacted by lower production at Fort Hills as the asset commenced the phased ramp up to two primary extraction trains providing additional volumes at low incremental operating costs. The maintenance activities at Firebag have expanded the capacity of the facility through the installation of new incremental emulsion handling and steam infrastructure and also addressed plant restrictions that developed during the third quarter of 2020. Building on Suncor's commitment to operational excellence, the company exited the quarter with strong In Situ bitumen production, with both Firebag and MacKay River operating at near nameplate capacity.

Sales Volumes(1)

	Three months ended December 31		Twelve months ended December 31
(mbbls/d)	2020	2019	2020	2019

SCO and diesel	495.6	447.6	467.9	483.6

Non-upgraded bitumen	139.6	218.1	125.6	187.5

Total	635.2	665.7	593.5	671.1

(1)
Beginning in the second quarter of 2020, due to increasing integration of the company's assets, the company revised the presentation of its sales volumes to aggregate sales from each asset into the categories of "SCO and diesel" and "Non-upgraded bitumen" to better reflect the integration among the company's assets with no impact to overall sales volumes. Comparative periods have been updated to reflect this change.

SCO and diesel sales volumes increased to 495,600 bbls/d in the fourth quarter of 2020, from 447,600 bbls/d in the prior year quarter, consistent with the increase in production, partially offset by a build of inventory as a result of strong production and timing of sales.

18 2020 FOURTH QUARTER Suncor Energy Inc.

Non-upgraded bitumen sales volumes were 139,600 bbls/d in the fourth quarter of 2020, compared to 218,100 bbls/d in the prior year quarter, and were influenced by the same factors that impacted production volumes, discussed above, in addition to a build of inventory as increased sales were transported to customers extending down to the U.S. Gulf Coast.

Price Realizations(1)

Net of transportation costs, but before royalties	Three months ended December 31		Twelve months ended December 31
($/bbl)	2020	2019	2020	2019

SCO and diesel	47.59	71.01	43.83	70.68

Non-upgraded bitumen(2)	28.90	38.57	22.37	45.71

Crude sales basket (all products)	43.48	60.38	39.29	63.70

Crude sales basket, relative to WTI	(12.09)	(14.79)	(13.51)	(12.00)

(1)
Beginning in the second quarter of 2020, due to increasing integration of the company's assets, the company revised the presentation of its price realizations to aggregate price realizations from each asset into the categories of "SCO and diesel" and "Non-upgraded bitumen" to better reflect the integration among the company's assets with no impact to overall price realizations. Comparative periods have been updated to reflect this change.

(2)
Beginning in the second quarter of 2020, the company revised its Non-upgraded bitumen price realization to include midstream activities employed to optimize its logistics capacity and more accurately reflect the performance of the product stream. Comparative periods have been restated to reflect this change.

In the fourth quarter of 2020, Oil Sands price realizations continued to be impacted by the decline in demand due to the impacts of the COVID-19 pandemic.

Royalties

Royalties for the Oil Sands segment were lower in the fourth quarter of 2020 compared to the prior year quarter, primarily due to lower crude price realizations.

Expenses and Other Factors

Total Oil Sands operating and transportation expenses decreased significantly in the fourth quarter of 2020 compared to the prior year quarter, as described in detail below. See the reconciliation in the Cash Operating Costs section below for further details regarding cash operating costs and a breakdown of non-production costs by asset.

At Oil Sands operations, operating costs decreased compared to the prior year quarter, primarily due to lower mine maintenance, tailings and upgrading costs as well as cost reduction initiatives, partially offset by an increase in natural gas prices.

At Fort Hills, operating costs in the fourth quarter of 2020 decreased when compared to the prior year quarter, primarily due to lower costs associated with operating at reduced capacity and improved cost-effectiveness through the optimization of the autonomous mine fleet and other cost reduction initiatives.

Suncor's share of Syncrude operating costs in the fourth quarter of 2020 decreased compared to the prior year quarter, primarily due to lower maintenance costs on improved reliability and cost reduction initiatives.

DD&A expense for the fourth quarter of 2020 was lower compared to the prior year quarter, as the prior year included additional depreciation related to the company's asset retirement obligation asset.

2020 FOURTH QUARTER Suncor Energy Inc. 19

Cash Operating Costs

	Three months ended December 31		Twelve months ended December 31
($ millions, except as noted)	2020	2019	2020	2019

Oil Sands operating, selling and general expense (OS&G)	1 739	1 985	7 169	8 027

Oil Sands operations cash operating costs(1) reconciliation

Oil Sands operations OS&G	1 014	1 143	4 292	4 639

Non-production costs(2)	(17)	(11)	(107)	(179)

Excess power capacity and other(3)	(55)	(60)	(248)	(241)

Inventory changes	72	32	(3)	48

Oil Sands operations cash operating costs(1)	1 014	1 104	3 934	4 267

Oil Sands operations production volumes (mbbls/d)(4)(5)	413.9	419.9	380.9	414.5

Oil Sands operations cash operating costs ($/bbl)(1)	26.50	28.55	28.20	28.20

Fort Hills cash operating costs(1) reconciliation

Fort Hills OS&G	163	248	761	921

Non-production costs(2)	(7)	(20)	(52)	(115)

Inventory changes	26	4	(11)	9

Fort Hills cash operating costs(1)	182	232	698	815

Fort Hills production volumes (mbbls/d)	62.4	87.9	58.1	85.3

Fort Hills cash operating costs ($/bbl)(1)	31.55	28.65	32.80	26.15

Syncrude cash operating costs(1) reconciliation

Syncrude OS&G	562	594	2 116	2 467

Non-production costs(2)	(19)	(35)	(66)	(156)

Syncrude cash operating costs(1)(6)	543	559	2 050	2 311

Syncrude production volumes (mbbls/d)(4)(5)	207.4	156.3	165.7	172.3

Syncrude cash operating costs ($/bbl)(1)	28.45	38.85	33.80	36.75

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this document.

(2)
Significant non-production costs include, but are not limited to, share-based compensation expense and research expenses. In addition, for 2020, non-production costs include safe-mode costs associated with the deferral of capital projects and additional costs incurred in response to the COVID-19 pandemic. Non-production costs for 2020 include the relief provided under the Canada's Emergency Wage Subsidy (CEWS) program. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, excess power revenue from cogeneration units and an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production.

(3)
Oil Sands operations excess power capacity and other includes, but is not limited to, the operational revenue impacts of excess power from a cogeneration unit and the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor.

(4)
Both Oil Sands operations and Syncrude produce diesel, which is internally consumed in mining operations, and Fort Hills and Syncrude use internally produced diesel from Oil Sands Base within their mining operations. In the fourth quarter of 2020, Oil Sands operations production volumes included 9,100 bbls/d of internally consumed diesel, of which 7,000 bbls/d was consumed at Oil Sands Base, 1,500 bbls/d was consumed at Fort Hills and 600 bbls/d was consumed at Syncrude. Syncrude production volumes included 2,800 bbls/d of internally consumed diesel. In addition, Oil Sands operations includes 300 bbls/d of SCO that was transferred to Suncor's share of Syncrude through the interconnecting pipelines.

(5)
Beginning in the first quarter of 2020, Oil Sands operations cash operating costs are based on production volumes, which include internally consumed diesel produced at Oil Sands Base and consumed at Fort Hills, Syncrude and Oil Sands Base, while all the prior periods presented exclude internally consumed diesel at Oil Sands Base from production volumes. Prior periods were not restated due to the immaterial impact of the change in presentation. Also, beginning in the first quarter of 2020, Syncrude cash operating costs are based on production volumes, which include internally consumed diesel, while all the prior periods presented here exclude internally consumed diesel from production. Prior periods were not restated due to the immaterial impact of the change in presentation.

(6)
Beginning in the first quarter of 2020, the company revised Syncrude cash operating costs to better align with the Oil Sands operations and Fort Hills cash operating costs methodology. Prior period Syncrude cash operating costs had previously included future development costs and have been restated to reflect this change.
20 2020 FOURTH QUARTER Suncor Energy Inc.

Oil Sands operations cash operating costs(1) per barrel decreased to $26.50 in the fourth quarter of 2020, compared to $28.55 in the prior year quarter, primarily due to lower maintenance costs and cost reduction initiatives, partially offset by higher natural gas costs, as well as the impact of a product mix more weighted towards higher value but higher cost SCO sales. Inventory changes reflected a build of inventory.

Fort Hills cash operating costs(1) per barrel were $31.55 in the fourth quarter of 2020, compared to $28.65 in the prior year quarter, primarily due to lower production associated with operating at reduced capacity, partially offset by a significant reduction in costs.

Syncrude cash operating costs(1) per barrel were $28.45 in the fourth quarter of 2020, compared to $38.85 in the prior year quarter, with the decrease primarily due to increased production volumes, lower maintenance costs on improved reliability and cost reduction initiatives.

Planned Maintenance Update

The company completed maintenance at Oil Sands Base and Firebag early in the fourth quarter of 2020. The company plans to commence maintenance at Upgrader 1 in the first quarter of 2021. The anticipated impact of this maintenance event has been reflected in the company's 2021 guidance.

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this document.
2020 FOURTH QUARTER Suncor Energy Inc. 21

EXPLORATION AND PRODUCTION

Financial Highlights

	Three months ended December 31		Twelve months ended December 31
($ millions)	2020	2019	2020	2019

Gross revenues(1)	507	911	1 851	3 372

Less: Royalties(1)	(37)	(83)	(95)	(302)

Operating revenues, net of royalties	470	828	1 756	3 070

Net (loss) earnings	(379)	(162)	(832)	1 005

Adjusted for:

Impact of income tax rate adjustment on deferred taxes(2)	—	—	—	(70)

Asset impairment(3)	423	393	845	393

Gain on asset disposal(4)	—	—	—	(187)

Operating earnings(5)	44	231	13	1 141

Funds from operations(5)	312	555	1 054	2 143

(1)
Production, revenues and royalties from the company's Libya operations have been presented in the E&P section of this document on an economic basis and exclude an equal and offsetting gross up of revenues and royalties of $48 million in the fourth quarter of 2020 and $87 million in the fourth quarter of 2019, which is required for presentation purposes in the company's financial statements under the working-interest basis.

(2)
In the second quarter of 2019, the company recorded a $70 million deferred income tax recovery in the E&P segment associated with the Government of Alberta's substantive enactment of legislation for the staged reduction of the corporate income tax rate from 12% to 8%.

(3)
During the fourth quarter of 2020, the company recorded non-cash after-tax impairment charges of $423 million against its share of the White Rose assets, in the E&P segment, as a result of the high degree of uncertainty surrounding the future of the West White Rose Project. During the first quarter of 2020, the company recorded total non-cash after-tax impairment charges of $422 million against its share of the White Rose and Terra Nova assets due to a decline in forecasted crude oil prices as a result of decreased global demand due to the COVID-19 pandemic and changes to their respective capital, operating and production plans. During the fourth quarter of 2019, the company recorded an after-tax impairment charge of $393 million against White Rose due to increased capital cost estimates at the West White Rose Project.

(4)
The third quarter of 2019 included an after-tax gain of $48 million in the E&P segment related to the sale of certain non-core assets. In the second quarter of 2019, Suncor sold its 37% interest in Canbriam for total proceeds and an equivalent gain of $151 million ($139 million after-tax), which had previously been written down to nil in the fourth quarter of 2018 following the company's assessment of forward natural gas prices and the impact on estimated future cash flows.

(5)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this document.

Bridge Analysis of Operating Earnings ($ millions)(1)

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this document.

Operating earnings for the E&P segment in the fourth quarter of 2020 decreased to $44 million, from $231 million in the prior year quarter, with the decline primarily due to significantly lower realized crude prices due to the COVID-19 pandemic, which resulted in crude oil benchmarks decreasing by more than 25%, and lower production volumes, partially offset by lower royalties, DD&A and exploration expenses and operating expenses.

22 2020 FOURTH QUARTER Suncor Energy Inc.

Production Volumes(1)

	Three months ended December 31		Twelve months ended December 31
	2020	2019	2020	2019

E&P Canada (mbbls/d)	56.8	69.6	59.7	59.9

E&P International (mboe/d)	40.9	46.3	42.0	46.9

Total Production (mboe/d)	97.7	115.9	101.7	106.8

Total Sales Volumes (mboe/d)	98.8	113.5	102.6	106.0

(1)
Beginning in the second quarter of 2020, the company revised the presentation of its production volumes to aggregate production from each asset into the categories of "E&P Canada" and "E&P International" to simplify the presentation. Comparative periods have been updated to reflect this change.

Production volumes for E&P Canada were 56,800 bbls/d in the fourth quarter of 2020, compared to 69,600 bbls/d in the prior year quarter. Production volumes decreased in the fourth quarter of 2020, primarily due to the Terra Nova quayside preservation.

At Terra Nova, the company continued to exercise capital discipline by safely preserving the floating production storage and offloading unit quayside and deferring the asset life extension (ALE) project until an economically viable path forward with a safe and reliable return to operations can be determined. Subsequent to the fourth quarter of 2020, Suncor and the Terra Nova joint venture partners, together with the Government of Newfoundland and Labrador, agreed to a non-binding Memorandum of Understanding, which provides for a financial commitment by the government, including a modified royalty regime, in support of continued operations. The ALE project is currently being evaluated with all stakeholders to determine the best option to integrate and optimize potential funding to recover the remaining resources from the Terra Nova project.

E&P International production was 40,900 boe/d in the fourth quarter of 2020, compared to 46,300 boe/d in the prior year quarter. The decrease in the fourth quarter of 2020 reflected lower asset performance and natural production declines in the U.K.

E&P sales volumes decreased to 98,800 boe/d in the fourth quarter of 2020, compared to 113,500 boe/d in the prior year quarter, due to the decrease in production.

Price Realizations

	Three months ended December 31		Twelve months ended December 31
Net of transportation costs, but before royalties	2020	2019	2020	2019

Exploration and Production

E&P Canada – Crude oil and natural gas liquids ($/bbl)	54.25	84.36	49.69	84.86

E&P International ($/boe)	52.83	78.82	50.28	81.09

Price realizations at E&P Canada and E&P International in the fourth quarter of 2020 were lower than in the prior year quarter, with the fourth quarter of 2020 impacted by the significant decline in benchmarks and demand for crude oil as a result of the COVID-19 pandemic.

Royalties

E&P royalties in the fourth quarter of 2020 were lower than the prior year quarter primarily due to the decrease in price realizations.

Expenses and Other Factors

Operating and transportation expenses for the fourth quarter of 2020 decreased from the prior year quarter due to reduced operating activity in E&P Canada and cost reductions in the U.K.

DD&A expense in the fourth quarter of 2020 was comparable to the prior year quarter.

Exploration expense in the fourth quarter of 2020 decreased from the prior year quarter due to a decline in exploration activities.

2020 FOURTH QUARTER Suncor Energy Inc. 23

Non-Cash Asset Impairment

In the fourth quarter of 2020, the company reassessed the likelihood of completing the West White Rose Project. As a result of this reassessment, the company performed another impairment test of the White Rose cash generating unit (CGU). While the base White Rose project will continue to produce in 2021, the company has removed the reserves and forecasted revenues for the West White Rose Project. This decision reduced planned production from the CGU and increased the expected closure costs relative to the assumptions used in the first quarter of 2020, with all other assumptions remaining relatively consistent. An after-tax impairment charge of $423 million (net of taxes of $136 million) was recognized and the White Rose CGU is fully impaired as at December 31, 2020.

Subsequent Event

Subsequent to the fourth quarter of 2020, the company reached an agreement to sell its 26.69% working interest in the Golden Eagle Area Development for US$325 million and contingent consideration up to US$50 million. The effective date of the sale is January 1, 2021 and is expected to close no later than the third quarter of 2021, subject to financing and shareholder approval of the purchaser along with other closing conditions and certain regulatory approvals.

Planned Maintenance Update for Operated Assets

There are no significant maintenance events scheduled for the first quarter of 2021.

24 2020 FOURTH QUARTER Suncor Energy Inc.

REFINING AND MARKETING

Financial Highlights

	Three months ended December 31		Twelve months ended December 31
($ millions)	2020	2019	2020	2019

Operating revenues	3 876	5 545	15 272	22 304

Net earnings	268	558	866	3 000

Adjusted for:

Impact of income tax rate adjustment on deferred taxes(1)	—	—	—	(88)

Operating earnings(2)	268	558	866	2 912

Funds from operations(2)	415	793	1 708	3 863

(1)
In the second quarter of 2019, the company recorded an $88 million deferred income tax recovery in the R&M segment associated with the Government of Alberta's substantive enactment of legislation for the staged reduction of the corporate income tax rate from 12% to 8%.

(2)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this document.

Bridge Analysis of Operating Earnings ($ millions)(1)

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this document.

R&M operating earnings in the fourth quarter of 2020 were $268 million, compared to $558 million in the prior year quarter. The decrease was primarily due to lower refining and marketing margins as a result of significantly lower crack spread benchmarks and lower crude throughput and refined product sales due to lower demand for transportation fuels due to the COVID-19 pandemic, partially offset by lower operating expenses. Operating earnings were favourably impacted by a FIFO inventory valuation gain of $44 million after-tax on the increase in crude and refined product benchmarks in the fourth quarter of 2020, compared to a FIFO inventory valuation loss of $16 million after-tax in the prior year quarter.

2020 FOURTH QUARTER Suncor Energy Inc. 25

Volumes

	Three months ended December 31		Twelve months ended December 31
	2020	2019	2020	2019

Crude oil processed (mbbls/d)

Eastern North America	212.6	217.3	201.0	203.3

Western North America	225.4	230.2	206.0	235.6

Total	438.0	447.5	407.0	438.9

Refinery utilization(1) (%)

Eastern North America	96	98	91	92

Western North America	94	96	86	98

Total	95	97	88	95

Refined product sales (mbbls/d)

Gasoline	212.9	247.4	214.1	246.6

Distillate(2)	222.9	213.7	215.7	218.1

Other	73.0	73.5	73.6	74.7

Total	508.8	534.6	503.4	539.4

Refining and marketing margin – FIFO(3)(4) ($/bbl)	25.75	35.70	25.30	40.45

Refining and marketing margin – LIFO(3)(4) ($/bbl)	25.05	36.50	28.65	36.80

Refining operating expense(4) ($/bbl)	5.20	5.05	5.50	5.35

(1)
Refinery utilization is the amount of crude oil and natural gas plant liquids run through crude distillation units, expressed as a percentage of the capacity of these units.

(2)
Beginning in 2020, to better reflect the increasing integration of the company's assets, the company revised the presentation of its refined product sales volumes to include Oil Sands diesel that is purchased and marketed by the Refining and Marketing segment.

(3)
Beginning in the first quarter of 2020, refining and marketing margins have been revised to better reflect the refining, product supply and rack forward businesses. Prior periods have been restated to reflect this change.

(4)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this document.

Refinery crude throughput was 438,000 bbls/d and refinery utilization was 95% in the fourth quarter of 2020, compared to refinery crude throughput of 447,500 bbls/d and refinery utilization of 97% in the prior year quarter, with the decline due to lower demand for refined products during the fourth quarter of 2020 as a result of the COVID-19 pandemic. Suncor leveraged its strong domestic sales network and export channels, including integration with the retail network, within its downstream business to achieve higher utilization rates which continued to outperform the Canadian refining average in the fourth quarter of 2020. Subsequent to the fourth quarter of 2020, the nameplate capacity of the Edmonton refinery increased from 142,000 bbls/d to 146,000 bbls/d as a result of debottlenecking activities.

Refined product sales decreased in the fourth quarter of 2020 to 508,800 bbls/d, compared to 534,600 bbls/d in the prior year quarter, as a result of the COVID-19 pandemic.

Refining and Marketing Margins

Refining and marketing margins were influenced by the following:

•
On a LIFO(1) basis, Suncor's refining and marketing margin declined to $25.05/bbl in the fourth quarter of 2020, from $36.50/bbl in the prior year quarter, due to lower demand and benchmarks as a result of the COVID-19 pandemic. Suncor's refining and marketing margin decreased approximately 30% compared to the prior year quarter, compared to a decrease of approximately 50% in crack spreads for the same period, reflecting Suncor's feedstock advantage enabling the company to process discounted heavier crude oil, its marketing and logistics capabilities, and strong sales channels within its integrated retail and wholesale network.

(1)
The estimated impact of the LIFO method is a non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this document.
26 2020 FOURTH QUARTER Suncor Energy Inc.

•
On a FIFO basis, Suncor's refining and marketing margin declined to $25.75/bbl in the fourth quarter of 2020, from $35.70/bbl in the prior year quarter due to the same factors noted above, in addition to the impact of FIFO inventory valuation. In the fourth quarter of 2020, the impact of the FIFO method of inventory valuation, relative to an estimated LIFO(1) accounting method, resulted in a positive impact on the company's results of $44 million, after-tax. FIFO had a negative impact on operating earnings of $16 million, after-tax, in the prior year quarter, for an overall favourable quarter-over-quarter impact of $53 million, after-tax, once the impact of short-term commodity risk management activities is included.

Expenses and Other Factors

Operating expenses in the fourth quarter of 2020 decreased compared to the prior year quarter, primarily due to the impact of the company's cost reduction initiatives and a decrease in variable costs associated with the decrease in crude throughput and sales volumes. Refining operating expense(1) per barrel was $5.20 in the fourth quarter of 2020, compared to $5.05 in the prior year quarter, with the increase due to lower crude throughput volumes in the current quarter.

DD&A expense for the fourth quarter of 2020 was comparable to the prior year quarter.

Planned Maintenance

Planned maintenance is scheduled at the Commerce City refinery in the first quarter of 2021. The anticipated impact of this maintenance event has been reflected in the company's 2021 guidance.

(1)
Refining operating expense is a non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this document.
2020 FOURTH QUARTER Suncor Energy Inc. 27

CORPORATE AND ELIMINATIONS

Financial Highlights

	Three months ended December 31		Twelve months ended December 31
($ millions)	2020	2019	2020	2019

Net earnings (loss)	236	(49)	(557)	(679)

Adjusted for:

Impact of income tax rate adjustment on deferred taxes(1)	—	—	—	(48)

Unrealized foreign exchange gain on U.S. dollar denominated debt	(539)	(235)	(286)	(590)

Operating loss(2)	(303)	(284)	(843)	(1 317)

Corporate	(282)	(295)	(936)	(1 113)

Eliminations	(21)	11	93	(204)

Funds used in operations(2)	(235)	(200)	(872)	(1 249)

(1)
In the second quarter of 2019, the company recorded a $48 million deferred income tax recovery in the Corporate and Eliminations segment associated with the Government of Alberta's substantive enactment of legislation for the staged reduction of the corporate income tax rate from 12% to 8%.

(2)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this document.

Corporate incurred an operating loss of $282 million for the fourth quarter of 2020, compared to an operating loss of $295 million for the prior year quarter, with the decreased operating loss primarily due to favourable tax settlements, partially offset by an increase in interest expense associated with increased debt in 2020 and higher share-based compensation expense. Suncor capitalized $26 million of its borrowing costs in the fourth quarter of 2020 as part of the cost of major development assets and construction projects in progress, compared to $37 million in the prior year quarter.

Eliminations reflect the deferral or realization of profit or loss on crude oil sales from Oil Sands to Suncor's refineries. Consolidated profits and losses are only realized when the refined products produced from internal purchases of crude feedstock have been sold to third parties. During the fourth quarter of 2020, the company's elimination of profit amounted to $21 million after-tax, compared to a realization of $11 million of after-tax intersegment profit in the prior year quarter.

Corporate and Eliminations funds used in operations were $235 million for the fourth quarter of 2020, compared to $200 million in the fourth quarter of 2019, and were influenced by the same factors impacting operating loss described above, excluding the impact of share-based compensation expense.

28 2020 FOURTH QUARTER Suncor Energy Inc.

5. CAPITAL INVESTMENT UPDATE

Capital and Exploration Expenditures by Segment

	Three months ended December 31		Twelve months ended December 31
($ millions)	2020	2019	2020	2019

Oil Sands	628	1 082	2 736	3 522

Exploration and Production	80	281	489	1 070

Refining and Marketing	181	314	515	818

Corporate and Eliminations	78	98	186	148

Total capital and exploration expenditures	967	1 775	3 926	5 558

Less: capitalized interest on debt	(26)	(37)	(120)	(122)

	941	1 738	3 806	5 436

Capital and Exploration Expenditures by Type, excluding capitalized interest

	Three months ended December 31, 2020			Twelve months ended December 31
($ millions)	Asset Sustainment and Maintenance(1)	Economic Investment(2)	Total	Asset Sustainment and Maintenance(1)	Economic Investment(2)	Total

Oil Sands

Oil Sands Base	290	105	395	1 241	254	1 495

In Situ	23	95	118	212	384	596

Fort Hills	31	3	34	155	21	176

Syncrude	49	15	64	320	74	394

Exploration and Production	—	74	74	6	451	457

Refining and Marketing	152	28	180	390	116	506

Corporate and Eliminations	41	35	76	64	118	182

	586	355	941	2 388	1 418	3 806

(1)
Asset sustainment and maintenance capital expenditures include capital investments that deliver on existing value by ensuring compliance or maintaining relations with regulators and other stakeholders, maintaining current processing capacity, and delivering existing developed reserves.

(2)
Economic investment capital expenditures include capital investments that result in an increase in value through adding reserves, improving processing capacity, utilization, cost or margin, including associated infrastructure.

In the second quarter of 2020, in response to the COVID-19 pandemic and OPEC+ supply issues, the company announced plans to reduce its planned 2020 capital expenditures to a range of $3.6 billion to $4.0 billion to preserve the financial health and resiliency of the company and navigate the current business environment. Suncor met this $1.9 billion capital reduction target by the end of 2020, reducing its capital expenditures to $3.8 billion which was a 33% decrease compared to the original 2020 capital guidance midpoint. This was achieved by concentrating on asset sustainment and maintenance projects designed to maintain safe and reliable operations, as well as advancing and completing select late stage, high-value and low capital economic investment projects. Targeted capital reductions in 2020 included the deferral and cancellation of projects, the reduction in spending across various assets and increased execution efficiency.

The company spent $941 million on capital expenditures, excluding capitalized interest, in the fourth quarter of 2020, a decrease from $1.738 billion in the prior year quarter. The reduction is primarily due to the decrease in capital associated with the completion of maintenance in the prior year quarter at Oil Sands and Syncrude as well as decreased E&P and R&M economic investment capital.

2020 FOURTH QUARTER Suncor Energy Inc. 29

Activity in the fourth quarter of 2020 is summarized by business unit below.

Oil Sands

Oil Sands Base capital expenditures were $395 million in the fourth quarter of 2020, and were primarily focused on asset sustainment and maintenance activities related to the company's planned maintenance program and continued economic investment activities. Construction of the bi-directional interconnecting pipelines between Syncrude and Oil Sands Base continued. The pipelines were brought into service in the fourth quarter of 2020.

In Situ capital expenditures were $118 million in the fourth quarter of 2020, and were primarily directed towards economic investment activities, including the continued investment in well pad projects.

Capital expenditures at Fort Hills were $34 million in the fourth quarter of 2020, primarily directed towards asset sustainment and maintenance activities in the mine and tailings development.

Syncrude capital expenditures were $64 million in the fourth quarter of 2020, the majority of which was for asset sustainment and maintenance expenditures.

Exploration and Production

Capital and exploration expenditures at E&P were $74 million in the fourth quarter of 2020 relating to economic investment projects, including development drilling at Hebron and Golden Eagle, and limited development work on the Fenja and the West White Rose projects.

At Terra Nova, the company continued to exercise capital discipline by safely preserving the floating production storage and offloading unit quayside and deferring the ALE project until an economically viable path forward with a safe and reliable return to operations can be determined. Subsequent to the fourth quarter of 2020, Suncor and the Terra Nova joint venture partners, together with the Government of Newfoundland and Labrador, agreed to a non-binding Memorandum of Understanding, which provides for a financial commitment by the government, including a modified royalty regime, in support of continued operations. The ALE project is currently being evaluated with all stakeholders to determine the best option to integrate and optimize potential funding to recover the remaining resources from the Terra Nova project.

Refining and Marketing

R&M capital expenditures were $180 million in the fourth quarter of 2020 and were primarily related to asset sustainment and maintenance activities.

Corporate and Eliminations

Corporate capital expenditures were $76 million in the fourth quarter of 2020 and were primarily directed towards the company's information technology and other corporate initiatives.

30 2020 FOURTH QUARTER Suncor Energy Inc.

6. FINANCIAL CONDITION AND LIQUIDITY

Indicators

	Twelve months ended December 31
	2020	2019

Return on Capital Employed(1) (%)

Excluding major projects in progress(2)	(7.4)	5.1

Including major projects in progress	(6.9)	4.9

Net debt to funds from operations(3)(4) (times)	5.1	1.5

Interest coverage on long-term debt (times)

Earnings basis(5)	(4.9)	3.5

Funds from operations basis(4)(6)	3.9	13.4

Total debt to total debt plus shareholders' equity (%)	37.8	29.9

(1)
Non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this document.

(2)
ROCE excluding major projects in progress would have been (3.0%) for the twelve months ended December 31, 2020, excluding the impact of impairments of $423 million after-tax in the fourth quarter of 2020 and $1.798 billion after-tax in the first quarter of 2020. ROCE excluding major projects in progress would have been 8.6% for the twelve months ended December 31, 2019, excluding the impacts of impairments of $3.352 billion after-tax in the fourth quarter of 2019 and the impacts of $1.116 billion deferred tax recovery for the Alberta corporate income tax rate change in the second quarter of 2019.

(3)
Net debt is equal to total debt less cash and cash equivalents.

(4)
Funds from operations and metrics that use funds from operations are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this document.

(5)
Equal to net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

(6)
Equal to funds from operations plus current income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

Recent Developments

The COVID-19 pandemic has had a significant impact on global capital markets and the availability of liquidity. Although access to capital improved throughout the latter half of 2020, the disruption and volatility in global capital markets may continue for some time which could impact the company's cost of capital and affect the company's ability to access the capital markets on a timely basis.

In the second quarter of 2020, in response to the COVID-19 pandemic and OPEC+ supply issues, the company announced a reduction in planned 2020 capital expenditures to a range of $3.6 billion to $4.0 billion, and a reduction in annual operating costs across the business by $1 billion compared to 2019 levels. For the full year, the company exceeded this operating cost reduction target, reducing annual operating costs by $1.3 billion (approximately 12%) in 2020, compared to 2019 levels, and met its capital reduction target, reducing annual capital costs by $1.9 billion (approximately 33%) compared to the original 2020 capital guidance midpoint.

In 2020, the company issued $1.25 billion of 5.00% senior 10-year unsecured medium term notes, US$450 million of 2.80% senior 3-year unsecured notes and US$550 million of 3.10% senior 5-year unsecured notes. As of December 31, 2020, Suncor had approximately $7.9 billion of liquidity. Suncor will remain disciplined in its capital allocation and, at current commodity prices, plans to pay down between $1.0 billion and $1.5 billion of debt and repurchase between $500 million and $1.0 billion of the company's shares in 2021, signifying the company's ability to generate cash flow and confidence in the underlying value of the company. Subsequent to the end of the quarter, the Toronto Stock Exchange (TSX) accepted a notice to commence a normal course issuer bid (NCIB) for up to 44,000,000 common shares.

Capital Resources

Suncor's capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents, and available lines of credit. Suncor's management believes the company will have the capital resources to fund its planned 2021 capital spending program of $3.8 billion to $4.5 billion and to meet current and future working capital requirements, through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets. The company's cash flow provided by operating activities depends on a number of factors, including commodity prices, production and sales volumes, refining and marketing margins, operating expenses, taxes, royalties and foreign exchange rates.

2020 FOURTH QUARTER Suncor Energy Inc. 31

The company has invested cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company's short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor's cash flow requirements and deliver competitive returns derived from the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments will be with counterparties with investment grade debt ratings.

Available Sources of Liquidity

For the three months ended December 31, 2020, cash and cash equivalents increased to $1.885 billion, from $1.489 billion at September 30, 2020, due to cash flow provided by operating activities and an increase in short-term debt exceeding the company's capital and exploration expenditures and dividend payments.

For the twelve months ended December 31, 2020, cash and cash equivalents decreased relative to $1.960 billion at December 31, 2019, with the use of cash related to the company's capital and exploration expenditures, dividend and principal lease payments, the repurchase of Suncor's own shares under its NCIB in the first quarter of 2020, and increase in non-cash working capital more than offsetting the cash flow provided by operating activities and the increase in short-term and long-term debt.

As at December 31, 2020, the weighted average days to maturity of the company's short-term investment portfolio was approximately 13 days.

Available credit facilities for liquidity purposes at December 31, 2020 increased to $6.043 billion, compared to $4.701 billion at December 31, 2019. The increase in liquidity was primarily due to an additional $2.8 billion of credit facilities secured in March 2020, partially offset by increased short-term indebtedness.

Subsequent to the end of the fourth quarter of 2020, Standard & Poor's affirmed the company's long-term senior debt rating of BBB+ but revised its outlook to Negative from Stable as a result of revisions to the assessment of industry risk for the global oil and gas integrated sector.

Financing Activities

Management of debt levels and liquidity continues to be a priority for Suncor given the company's long-term plans and future expected volatility in the current business environment. Suncor believes a phased and flexible approach to existing and future projects should assist the company in maintaining its ability to manage project costs and debt levels. We believe the disciplined actions around liquidity and capital spending the company has taken to address the recent economic downturn will help sustain the financial health of the company.

Total Debt to Total Debt Plus Shareholders' Equity

Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an "event of default" as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt to not exceed 65% of its total debt plus shareholders' equity. At December 31, 2020, total debt to total debt plus shareholders' equity was 37.8% (December 31, 2019 – 29.9%) and increased due to higher debt levels and lower shareholders' equity as a result of net losses, including impairment charges recorded in the first and fourth quarters of 2020 and fourth quarter of 2019. Total debt to total debt plus shareholders' equity would have been 34.4% at December 31, 2020, excluding the impact of impairments of $423 million after-tax in the fourth quarter of 2020, $1.798 billion after-tax in the first quarter of 2020 and $3.352 billion after-tax in the fourth quarter of 2019. Total debt to total debt plus shareholders' equity would have been 28.4% at December 31, 2019, excluding the impact of impairments of $3.352 billion after-tax in the fourth quarter of 2019. The company continues to be in compliance with all operating covenants under its debt agreements.

32 2020 FOURTH QUARTER Suncor Energy Inc.

($ millions, except as noted)	December 31 2020	December 31 2019

Short-term debt	3 566	2 155

Current portion of long-term debt	1 413	—

Current portion of long-term lease liabilities	272	310

Long-term debt	13 812	12 884

Long-term lease liabilities	2 636	2 621

Total debt	21 699	17 970

Less: Cash and cash equivalents	1 885	1 960

Net debt	19 814	16 010

Shareholders' equity	35 757	42 042

Total debt plus shareholders' equity	57 456	60 012

Total debt to total debt plus shareholders' equity (%)	37.8	29.9

Change in Debt

($ millions)	Three months ended December 31, 2020	Twelve months ended December 31, 2020

Total debt – beginning of period	21 199	17 970

Increase in long-term debt	—	2 634

Increase in short-term debt	1 091	1 445

Increase in lease liability	93	312

Lease payments	(81)	(335)

Foreign exchange on debt, and other	(603)	(327)

Total debt – December 31, 2020	21 699	21 699

Less: Cash and cash equivalents – December 31, 2020	1 885	1 885

Net debt – December 31, 2020	19 814	19 814

The company's total debt increased in the fourth quarter of 2020 due to the increase of short-term debt and leases entered into during the period, partially offset by favourable foreign exchange rates on U.S. dollar denominated debt compared to September 30, 2020 and principal lease payments made during the fourth quarter of 2020.

On a year-to-date basis, the company's total debt increased in 2020 due to an increase in short-term and long-term indebtedness and leases entered into in 2020, partially offset by principal lease payments made in 2020 and favourable foreign exchange rates on U.S. dollar denominated debt.

2020 FOURTH QUARTER Suncor Energy Inc. 33

Common Shares

(thousands)	December 31, 2020

Common shares	1 525 151

Common share options – exercisable	26 943

Common share options – non-exercisable	11 430

As at February 1, 2021, the total number of common shares outstanding was 1,525,150,794 and the total number of exercisable and non-exercisable common share options outstanding was 38,286,325. Once exercisable, each outstanding common share option is convertible into one common share.

Share Repurchases

Subsequent to the fourth quarter of 2020, the Toronto Stock Exchange (TSX) accepted a notice filed by Suncor to commence a normal course issuer bid (NCIB) to purchase shares through the facilities of the TSX, New York Stock Exchange and/or alternative trading platforms. The notice provides that, beginning February 8, 2021 and ending February 7, 2022, Suncor may purchase for cancellation up to 44,000,000 common shares, which is equal to approximately 2.9% of Suncor's issued and outstanding common shares. As at January 31, 2021, Suncor had 1,525,150,794 common shares issued and outstanding. Suncor security holders may obtain a copy of the notice, without charge, by contacting the company. The actual number of common shares that may be purchased under the NCIB and the timing of any such purchases will be determined by Suncor. Suncor believes that, depending on the trading price of its common shares and other relevant factors, purchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. The company does not expect the decision to allocate cash to repurchase shares will affect its long-term growth strategy.

	Three months ended December 31		Twelve months ended December 31
($ millions, except as noted)	2020	2019	2020	2019

Share repurchase activities (thousands of common shares)	—	11 140	7 527	55 298

Weighted average repurchase price per share (dollars per share)	—	40.56	40.83	41.12

Share repurchase cost	—	452	307	2 274

Contractual Obligations, Commitments, Guarantees, and Off-Balance Sheet Arrangements

In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments. Suncor has included these items in the Financial Condition and Liquidity section of the 2019 annual MD&A. Suncor does not believe it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial performance or financial condition, results of operations, liquidity or capital expenditures.

34 2020 FOURTH QUARTER Suncor Energy Inc.

7. QUARTERLY FINANCIAL DATA

Trends in Suncor's quarterly revenue, earnings and funds from operations are driven primarily by production volumes, which can be significantly impacted by major maintenance events, changes in commodity prices, including widening of crude differentials, refining crack spreads, foreign exchange rates and other significant events impacting operations, such as the COVID-19 pandemic beginning in the first quarter of 2020 which led to planned production cuts, operational incidents and the Government of Alberta's mandatory production curtailments implemented during 2019.

Financial Summary

Three months ended ($ millions, unless otherwise noted)	Dec 31 2020	Sep 30 2020	Jun 30 2020	Mar 31 2020	Dec 31 2019	Sept 30 2019	Jun 30 2019	Mar 31 2019

Total production (mboe/d)

Oil Sands	671.5	519.0	553.7	630.1	662.3	670.0	692.2	657.2

Exploration and Production	97.7	97.2	101.8	109.7	115.9	92.3	111.7	107.1

	769.2	616.2	655.5	739.8	778.2	762.3	803.9	764.3

Revenues and other income

Operating revenues, net of royalties	6 615	6 427	4 229	7 391	9 487	9 803	10 071	8 983

Other (loss) income	(21)	30	16	365	111	93	27	414

	6 594	6 457	4 245	7 756	9 598	9 896	10 098	9 397

Net (loss) earnings	(168)	(12)	(614)	(3 525)	(2 335)	1 035	2 729	1 470

per common share – basic (dollars)	(0.11)	(0.01)	(0.40)	(2.31)	(1.52)	0.67	1.74	0.93

per common share – diluted (dollars)	(0.11)	(0.01)	(0.40)	(2.31)	(1.52)	0.67	1.74	0.93

Operating (loss) earnings(1)	(142)	(302)	(1 489)	(309)	782	1 114	1 253	1 209

per common share – basic(1) (dollars)	(0.09)	(0.20)	(0.98)	(0.20)	0.51	0.72	0.80	0.77

Funds from operations(1)	1 221	1 166	488	1 001	2 553	2 675	3 005	2 585

per common share – basic(1) (dollars)	0.80	0.76	0.32	0.66	1.66	1.72	1.92	1.64

Cash flow provided by (used in) operating activities	814	1 245	(768)	1 384	2 304	3 136	3 433	1 548

per common share – basic (dollars)	0.53	0.82	(0.50)	0.91	1.50	2.02	2.19	0.98

ROCE(1) (%) for the twelve months ended	(6.9)	(10.2)	(7.5)	(1.3)	4.9	9.7	10.4	8.2

ROCE(1)(2), excluding major projects in progress (%) for the twelve months ended	(7.4)	(10.8)	(7.9)	(1.4)	5.1	9.9	10.6	8.3

After-tax unrealized foreign exchange gain (loss) on U.S. dollar denominated debt	539	290	478	(1 021)	235	(127)	221	261

Common share information (dollars)

Dividend per common share	0.21	0.21	0.21	0.47	0.42	0.42	0.42	0.42

Share price at the end of trading

Toronto Stock Exchange (Cdn$)	21.35	16.26	22.89	22.46	42.56	41.79	40.85	43.31

New York Stock Exchange (US$)	16.78	12.23	16.86	15.80	32.80	31.58	31.16	32.43

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this document.

(2)
ROCE excluding major projects in progress would have been (3.0%) for the twelve months ended December 31, 2020, excluding the impact of impairments of $423 million after-tax in the fourth quarter of 2020 and $1.798 billion after-tax in the first quarter of 2020.
2020 FOURTH QUARTER Suncor Energy Inc. 35

Business Environment

(average for the three months ended)		Dec 31 2020	Sep 30 2020	Jun 30 2020	Mar 31 2020	Dec 31 2019	Sept 30 2019	Jun 30 2019	Mar 31 2019

WTI crude oil at Cushing	US$/bbl	42.65	40.95	27.85	46.10	56.95	56.45	59.85	54.90

Dated Brent crude	US$/bbl	44.20	43.00	29.20	50.15	63.30	61.90	68.85	63.20

Dated Brent/Maya FOB price differential	US$/bbl	3.30	3.50	2.70	15.95	9.30	5.20	6.75	4.45

MSW at Edmonton	Cdn$/bbl	50.25	51.30	30.20	52.00	68.10	68.35	73.90	66.45

WCS at Hardisty	US$/bbl	33.35	31.90	16.35	25.60	41.10	44.20	49.20	42.50

Light/heavy crude oil differential for WTI at Cushing less WCS at Hardisty	US$/bbl	(9.30)	(9.05)	(11.50)	(20.50)	(15.85)	(12.25)	(10.65)	(12.40)

SYN-WTI (differential) premium	US$/bbl	(3.05)	(2.45)	(4.55)	(2.70)	(0.70)	0.40	0.15	(2.30)

Condensate at Edmonton	US$/bbl	42.55	37.55	22.20	46.20	53.00	52.00	55.85	50.50

Natural gas (Alberta spot) at AECO	Cdn$/mcf	2.65	2.25	2.00	2.05	2.50	0.95	1.05	2.60

Alberta Power Pool Price	Cdn$/MWh	46.15	43.85	29.90	67.05	46.95	46.85	56.55	69.45

New York Harbor 2-1-1 crack(1)	US$/bbl	9.85	10.20	12.20	14.75	18.45	19.70	22.40	19.10

Chicago 2-1-1 crack(1)	US$/bbl	7.95	7.75	6.75	9.75	14.35	17.05	21.50	15.40

Portland 2-1-1 crack(1)	US$/bbl	13.15	12.55	12.20	18.30	25.45	23.90	29.10	19.35

Gulf Coast 2-1-1 crack(1)	US$/bbl	9.00	8.55	9.00	13.00	17.00	20.00	21.70	17.90

Exchange rate	US$/Cdn$	0.77	0.75	0.72	0.74	0.76	0.76	0.75	0.75

Exchange rate (end of period)	US$/Cdn$	0.78	0.75	0.73	0.71	0.77	0.76	0.76	0.75

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.
36 2020 FOURTH QUARTER Suncor Energy Inc.

8. OTHER ITEMS

Accounting Policies and New IFRS Standards

Suncor's significant accounting policies and a summary of recently announced accounting standards are described in the Accounting Policies and Critical Accounting Estimates section of Suncor's 2019 annual MD&A and in note 2 of Suncor's unaudited interim Consolidated Financial Statements for the three and twelve months ended December 31, 2020.

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of contingencies. These estimates and assumptions are subject to change based on experience and new information. Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate is made. Critical accounting estimates are also those estimates which, where a different estimate could have been used or where changes in the estimate that are reasonably likely to occur, would have a material impact on the company's financial condition, changes in financial condition or financial performance. Critical accounting estimates and judgments are reviewed annually by the Audit Committee of the Board of Directors. A detailed description of Suncor's critical accounting estimates is provided in note 4 to the audited Consolidated Financial Statements for the year ended December 31, 2019 and in the Accounting Policies and Critical Accounting Estimates section of Suncor's 2019 annual MD&A.

On January 30, 2020, the World Health Organization declared the COVID-19 outbreak a Public Health Emergency of International Concern and, on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of COVID-19 include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses. These measures have and will continue to have significant disruption to business operations and a significant increase in economic uncertainty, with reduced demand for commodities leading to volatile prices and currency exchange rates, and a decline in long-term interest rates. Our operations and business are particularly sensitive to a reduction in the demand for, and prices of, commodities that are closely linked to Suncor's financial performance, including crude oil, refined petroleum products (such as jet fuel and gasoline), natural gas and electricity. The potential direct and indirect impacts of the economic downturn have been considered in management's estimates, and assumptions at period end have been reflected in our results with any significant changes described in the relevant notes to the company's unaudited interim Consolidated Financial Statements for the three and twelve months ended December 31, 2020.

The COVID-19 pandemic is an evolving situation that will continue to have widespread implications for our business environment, operations and financial condition. Management cannot reasonably estimate the length or severity of this pandemic, or the extent to which the disruption may materially impact our consolidated statements of comprehensive (loss) income, consolidated balance sheets and consolidated statements of cash flows in fiscal 2021.

Financial Instruments

Suncor periodically enters into derivative contracts such as forwards, futures, swaps, options and costless collars to manage exposure to fluctuations in commodity prices and foreign exchange rates, and to optimize the company's position with respect to interest payments. The company also uses physical and financial energy derivatives to earn trading profits. For more information on Suncor's financial instruments and the related financial risk factors, see note 26 of the audited Consolidated Financial Statements for the year ended December 31, 2019, note 9 to the unaudited interim Consolidated Financial Statements for the three and twelve months ended December 31, 2020, and the Financial Condition and Liquidity section of the 2019 annual MD&A.

2020 FOURTH QUARTER Suncor Energy Inc. 37

9. NON-GAAP FINANCIAL MEASURES ADVISORY

Certain financial measures in this document – namely operating earnings (loss), ROCE, funds from (used in) operations, free funds flow, discretionary free funds flow (deficit), Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing margin, refining operating expense, LIFO inventory valuation methodology and related per share or per barrel amounts – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Operating Earnings (Loss)

Operating earnings (loss) is a non-GAAP financial measure that adjusts net earnings (loss) for significant items that are not indicative of operating performance. Management uses operating earnings (loss) to evaluate operating performance because management believes it provides better comparability between periods. Operating earnings (loss) is reconciled to net earnings (loss) in the Consolidated Financial Information and Segment Results and Analysis sections of this document.

Bridge Analyses of Operating Earnings (Loss)

Throughout this document, the company presents charts that illustrate the change in operating earnings (loss) from the comparative period through key variance factors. These factors are analyzed in the Operating Earnings (Loss) narratives following the bridge analyses in particular sections of this document. These bridge analyses are presented because management uses this presentation to evaluate performance.

•
The factor for Sales Volumes and Mix is calculated based on sales volumes and mix for the Oil Sands and E&P segments and throughput volumes for the R&M segment.

•
The factor for Price, Margin and Other Revenue includes upstream price realizations before royalties, with the exception of Libya, which is net of royalties, and upstream marketing and logistics. Also included are refining and marketing margins, other operating revenue, and the net impacts of sales and purchases of third-party crude, including product purchased for use as diluent in the company's Oil Sands operations and subsequently sold as part of diluted bitumen.

•
The factor for Royalties excludes the impact of Libya, as royalties in Libya are taken into account in Price, Margin and Other Revenue as described above.

•
The factor for Inventory Valuation includes the after-tax impact of the FIFO method of inventory valuation in the company's R&M segment, as well as the impact of the deferral or realization of profit or loss on crude oil sales from the Oil Sands segment to Suncor's refineries, as both represent inventory valuation adjustments, and downstream short-term commodity risk management activities.

•
The factor for Insurance Proceeds includes the after-tax insurance proceeds related to the company's assets in Libya.

•
The factor for Operating and Transportation Expense includes project startup costs, operating, selling and general expense, and transportation expense.

•
The factor for Financing Expense and Other includes financing expenses, other income, operational foreign exchange gains and losses, changes in gains and losses on disposal of assets that are not operating earnings (loss) adjustments, changes in statutory income tax rates and other income tax adjustments.
38 2020 FOURTH QUARTER Suncor Energy Inc.

Return on Capital Employed (ROCE)

ROCE is a non-GAAP financial measure that management uses to analyze operating performance and the efficiency of Suncor's capital allocation process. Average capital employed is calculated as a twelve-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.

The company presents two ROCE calculations – one including and one excluding the impacts on capital employed for major projects in progress. Major projects in progress includes accumulated capital expenditures and capitalized interest for significant projects still under construction or in the process of being commissioned, and acquired assets that are still being evaluated. Management uses ROCE excluding the impacts of major projects in progress on capital employed to assess the performance of operating assets.

For the twelve months ended December 31 ($ millions, except as noted)		2020	2019

Adjustments to net earnings

Net (loss) earnings		(4 319)	2 899

(Deduct) add after-tax amounts for:

Unrealized foreign exchange gain on U.S. dollar denominated debt		(286)	(590)

Net interest expense		698	638

	A	(3 907)	2 947

Capital employed – beginning of twelve-month period

Net debt		16 010	15 129

Shareholders' equity		42 042	44 005

		58 052	59 134

Capital employed – end of twelve-month period

Net debt		19 814	16 010

Shareholders' equity		35 757	42 042

		55 571	58 052

Average capital employed	B	56 270	60 402

ROCE – including major projects in progress (%)	A/B	(6.9)	4.9

Average capitalized costs related to major projects in progress	C	3 265	2 452

ROCE – excluding major projects in progress (%)(1)	A/(B-C)	(7.4)	5.1

(1)
ROCE excluding major projects in progress would have been (3.0%) for the twelve months ended December 31, 2020, excluding the impact of impairments of $423 million after-tax in the fourth quarter of 2020 and $1.798 billion after-tax in the first quarter of 2020.
2020 FOURTH QUARTER Suncor Energy Inc. 39

Funds From (Used In) Operations

Funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory, which management believes reduces comparability between periods.

Funds from (used in) operations for each quarter are separately defined and reconciled to the cash flow provided by the operating activities measure in the Non-GAAP Financial Measures Advisory section of each respective management's discussion and analysis or quarterly report to shareholders, as applicable, for the related quarter.

Three months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

Net (loss) earnings	(293)	(2 682)	(379)	(162)	268	558	236	(49)	(168)	(2 335)

Adjustments for:

Depreciation, depletion, amortization and impairment	1 058	5 081	835	803	207	211	20	18	2 120	6 113

Deferred income taxes	(154)	(890)	(160)	(112)	(53)	(7)	43	7	(324)	(1 002)

Accretion	55	54	13	10	1	1	—	—	69	65

Unrealized foreign exchange gain on U.S. dollar denominated debt	—	—	—	—	—	—	(602)	(246)	(602)	(246)

Change in fair value of financial instruments and trading inventory	49	(20)	5	13	(9)	(6)	—	—	45	(13)

Loss (gain) on disposal of assets	1	(1)	—	—	(18)	(8)	9	—	(8)	(9)

Share-based compensation	25	22	3	2	15	11	52	28	95	63

Exploration	—	—	—	27	—	—	—	—	—	27

Settlement of decommissioning and restoration liabilities	(41)	(128)	—	(16)	(7)	(7)	—	—	(48)	(151)

Other	29	(31)	(5)	(10)	11	40	7	42	42	41

Funds from (used in) operations	729	1 405	312	555	415	793	(235)	(200)	1 221	2 553

Increase in non-cash working capital									(407)	(249)

Cash flow provided by operating activities									814	2 304

40 2020 FOURTH QUARTER Suncor Energy Inc.

Twelve months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

Net (loss) earnings	(3 796)	(427)	(832)	1 005	866	3 000	(557)	(679)	(4 319)	2 899

Adjustments for:

Depreciation, depletion, amortization and impairment	6 430	8 170	2 147	1 505	867	823	82	74	9 526	10 572

Deferred income taxes	(797)	(1 565)	(321)	(215)	(24)	(49)	23	(89)	(1 119)	(1 918)

Accretion	224	221	48	43	6	6	—	—	278	270

Unrealized foreign exchange gain on U.S. dollar denominated debt	—	—	—	—	—	—	(312)	(624)	(312)	(624)

Change in fair value of financial instruments and trading inventory	81	21	(17)	16	44	70	—	—	108	107

(Gain) loss on disposal of assets	(1)	(14)	—	(228)	(24)	(11)	9	—	(16)	(253)

Share-based compensation	(59)	16	(9)	—	(36)	3	(134)	25	(238)	44

Exploration	—	—	80	66	—	—	—	—	80	66

Settlement of decommissioning and restoration liabilities	(212)	(413)	(7)	(32)	(12)	(19)	—	—	(231)	(464)

Other	116	52	(35)	(17)	21	40	17	44	119	119

Funds from (used in) operations	1 986	6 061	1 054	2 143	1 708	3 863	(872)	(1 249)	3 876	10 818

Increase in non-cash working capital									(1 201)	(397)

Cash flow provided by operating activities									2 675	10 421

Free Funds Flow and Discretionary Free Funds Flow (Deficit)

Free funds flow is a non-GAAP financial measure that is calculated by taking funds from operations and subtracting capital expenditures, including capitalized interest. Discretionary free funds flow (deficit) is a non-GAAP financial measure that is calculated by taking funds from operations and subtracting asset sustainment and maintenance capital, inclusive of associated capitalized interest, and dividends. Both free funds flow and discretionary free funds flow (deficit) reflect cash available for increasing distributions to shareholders and to fund growth investments. Management uses free funds flow and discretionary free funds flow (deficit) to measure the capacity of the company to increase returns to shareholders and to grow Suncor's business.

	Three months ended Dec 31		Twelve months ended Dec 31
($ millions)	2020	2019	2020	2019

Funds from operations	1 221	2 553	3 876	10 818

Asset sustaining and maintenance capital and dividends(1)	(911)	(1 689)	(4 104)	(5 904)

Discretionary free funds flow (deficit)	310	864	(228)	4 914

(1)
Includes capitalized interest on sustaining capital of $5 million in the fourth quarter of 2020 and $19 million in the fourth quarter of 2019.

Oil Sands Operations, Fort Hills and Syncrude Cash Operating Costs

Cash operating costs are calculated by adjusting Oil Sands segment OS&G expense for i) non production costs that management believes do not relate to production performance, including, but not limited to, share based compensation adjustments, CEWS and COVID-19 related costs, research costs and the expense recorded as part of a non monetary arrangement involving a third party processor; ii) revenues associated with excess capacity, including excess power generated and sold that is recorded in operating revenue; iii) project startup costs; and iv) the impacts of changes in inventory levels and valuation, such that the company is able to present cost information based on production volumes. Oil Sands operations and Syncrude production volumes are gross of internally consumed diesel and feedstock transfers between assets through the interconnecting pipelines. Beginning in the first quarter of 2020, the company revised Syncrude cash operating costs to better align with the Oil Sands operations and Fort Hills cash operating costs methodology. Prior period Syncrude cash operating

2020 FOURTH QUARTER Suncor Energy Inc. 41

costs had previously included future development costs and have been restated to exclude these costs. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of this document. Management uses cash operating costs to measure operating performance.

Refining and Marketing Margin and Refining Operating Expense

Refining and marketing margin and refining operating expense are non-GAAP financial measures. Refining and marketing margin is calculated by adjusting R&M segment operating revenue, other income and purchases of crude oil and products (all of which are GAAP measures) for non-refining margin pertaining to the company's supply, marketing and ethanol businesses, as well as removing the impact of marketing and logistics gains and losses. Refinery operating expense is calculated by adjusting R&M segment OS&G for i) non-refining costs pertaining to the company's supply, marketing and ethanol businesses; and ii) non-refining costs that management believes do not relate to the production of refined products, including, but not limited to, CEWS, share-based compensation and enterprise shared service allocations. Management uses refining and marketing margin and refining operating expense to measure operating performance on a production barrel basis.

	Three months ended December 31		Twelve months ended December 31
($ millions, except as noted)	2020	2019	2020	2019

Refining and marketing margin reconciliation

Gross margin, operating revenue less purchases of crude oil and products	1 132	1 568	4 029	7 008

Other (loss) income	(10)	33	48	75

Non-refining margin	(14)	(16)	(57)	(60)

Refining and marketing margin	1 108	1 585	4 020	7 023

Refinery production(1) (mbbls)	43 036	44 422	158 991	173 705

Refining and marketing margin – FIFO(2) ($/bbl)	25.75	35.70	25.30	40.45

LIFO adjustment	(30)	37	532	(628)

Refining and marketing margin – LIFO	1 078	1 622	4 552	6 395

Refining and marketing margin – LIFO(2) ($/bbl)	25.05	36.50	28.65	36.80

Refining operating expense reconciliation

Operating, selling and general expense	507	576	1 892	2 173

Non-refining costs	(283)	(352)	(1 018)	(1 246)

Refining operating expense	224	224	874	927

Refinery production(1) (mbbls)	43 036	44 422	158 991	173 705

Refining operating expense ($/bbl)	5.20	5.05	5.50	5.35

(1)
Refinery production is the output of the refining process, and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process, and changes in unfinished product inventories.

(2)
Beginning in the first quarter of 2020, refining and marketing margins have been revised to better reflect the refining, product supply and rack forward businesses. Prior periods have been restated to reflect this change.
42 2020 FOURTH QUARTER Suncor Energy Inc.

Impact of First-in, First-out (FIFO) Inventory Valuation on Refining and Marketing Net Earnings (Loss)

GAAP requires the use of a FIFO inventory valuation methodology. For Suncor, this results in a disconnect between the sales prices for refined products, which reflect current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time the feedstock was purchased. This lag between purchase and sale can be anywhere from several weeks to several months, and is influenced by the time to receive crude after purchase (which can be several weeks for foreign offshore crude purchases), regional crude inventory levels, the completion of refining processes, transportation time to distribution channels, and regional refined product inventory levels.

Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under United States GAAP (U.S. GAAP).

The company's estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.

10. COMMON ABBREVIATIONS

The following is a list of abbreviations that may be used in this document:

Measurement		Places and Currencies
bbl	barrel	U.S.	United States
bbls/d	barrels per day	U.K.	United Kingdom
mbbls/d	thousands of barrels per day
		$ or Cdn$	Canadian dollars
boe	barrels of oil equivalent	US$	United States dollars
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day	Financial and Business Environment
		Q4	Three months ended December 31
GJ	Gigajoule	DD&A	Depreciation, depletion and amortization
		WTI	West Texas Intermediate
mcf	thousands of cubic feet of natural gas	WCS	Western Canadian Select
mcfe	thousands of cubic feet of natural gas equivalent	SCO	Synthetic crude oil
mmcf	millions of cubic feet of natural gas	SYN	Synthetic crude oil benchmark
mmcf/d	millions of cubic feet of natural gas per day	MSW	Mixed Sweet Blend
mmcfe	millions of cubic feet of natural gas equivalent	NYMEX	New York Mercantile Exchange
mmcfe/d	millions of cubic feet of natural gas equivalent per day	YTD	Year to date
MW	megawatts
MWh	megawatts per hour
2020 FOURTH QUARTER Suncor Energy Inc. 43

11. FORWARD-LOOKING INFORMATION

This document contains certain forward-looking information and forward-looking statements (collectively referred to herein as "forward-looking statements") within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements and other information are based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; the current and potential adverse impacts of the COVID-19 pandemic, including the status of the pandemic and future waves and any associated policies around current business restrictions, shelter-in-place orders or gatherings of individuals; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost-savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and other statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like "expects", "anticipates", "will", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", "continue", "should", "may", "future", "potential", "opportunity", "would", "priority", "strategy" and similar expressions. Forward-looking statements in this document include references to:

•
Suncor's commitment to significantly reduce debt and increase returns to shareholders including its plans, subject to commodity prices, to pay down between $1.0 billion and $1.5 billion of debt and repurchase between $500 million and $1.0 billion of the company's shares in 2021, signifying the company's ability to generate cash flow and confidence in the underlying value of the company and Suncor's expectation that further plans to allocate capital will follow the company's capital allocation framework;

•
the expectation that Suncor will take over as operator of the Syncrude asset by the end of 2021 and will continue to drive operating efficiencies, improve performance and develop regional synergies through integration and that, by capitalizing on the collective strength of its regional operations, gross annual synergies of $300 million will be achieved which will further support Syncrude's ability to achieve its cost and productivity targets;

•
Suncor's plan to continue to sharpen its focus on operational excellence, cost reductions and executing on its near-term plans;

•
Suncor's expectation that Fort Hills is being prepared to support increased production through 2021, with improved cost-effectiveness through the optimization of the autonomous mine fleet;

•
Suncor's plan to continue to work to fundamentally reduce the cost structure of running the business while increasing productivity and its belief that the implementation of digital technologies will facilitate the transition to the workplace of the future, bolster operational excellence and drive additional value;

•
the expectation that the sale of Suncor's 26.69% working interest in the Golden Eagle Area Development will close no later than the third quarter of 2021 for US$325 million and contingent consideration up to US$50 million;

•
the West White Rose Project, including expectations regarding future plans and the timing thereof;

•
Suncor's expectation that, through the deployment of AHS at Fort Hills, the company has optimized its operations and that it will further enhance safety, environmental and operational performance;

•
Suncor's incremental $2 billion free funds flow target, including the expectation that the interconnecting pipelines, debottlenecking at Firebag and AHS deployment will contribute to such target;

•
the cogeneration project at Oil Sands Base to replace the existing coke-fired boilers and the Forty Mile Wind Power Project and the expectation that these projects will contribute to Suncor's environmental goals and incremental free funds flow target;

•
Suncor's belief that its investment in midstream opportunities will expand the company's market reach and strengthen its products sales channels;

•
Suncor's belief that the actions taken by Suncor in 2020 have strengthened the cash generation capabilities of Suncor and will lay the foundation for increasing shareholder returns;

•
Suncor's belief that the increased financial flexibility obtained in 2020 will help ensure the company has access to adequate financial resources should it be required;
44 2020 FOURTH QUARTER Suncor Energy Inc.

•
statements about the NCIB, including the amount, timing and manner of purchases under the NCIB, that purchasing its own shares represents an attractive investment opportunity and is in the best interest of the company and its shareholders, the expectation that the decision to allocate cash to repurchase shares will not affect its long-term growth strategy and the expectation that Suncor will enter into an automatic share purchase plan in relation to purchases made in connection with the NCIB;

•
Suncor's expectations regarding the Varennes Carbon Recycling facility, including its belief that it complements Suncor's existing biofuels business and renewables portfolio and demonstrates Suncor's active involvement in the global energy transition;

•
statements with respect to planned maintenance events and the timing thereof, including at Oil Sands operations Upgrader 1 and the Commerce City refinery;

•
Suncor's belief that its indicative 5-2-2-1 index will continue to be an appropriate measure against Suncor's actual results;

•
Suncor's belief that the disciplined actions around liquidity and capital spending that it has taken to address the recent economic downtown will help sustain the financial health of the company;

•
Suncor's expectation that the majority of the repair costs associated with the rebuild at the Oil Sands Base Plant secondary extraction facility will be reimbursed through insurance proceeds in 2021;

•
statements regarding Suncor's planned 2021 capital spending program of $3.8 billion to $4.5 billion, including Suncor's belief that it will have the capital resources to fund the capital spending program and to meet current and future working capital requirements through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets;

•
the objectives of Suncor's short-term investment portfolio and Suncor's expectation that the maximum weighted average term to maturity of the short-term investment portfolio will not exceed six months, and that all investments will be with counterparties with investment grade debt ratings;

•
the company's priority regarding the management of debt levels and liquidity given the company's long-term plans and future expected volatility in the pricing environment and Suncor's belief that a phased and flexible approach to existing and future projects should assist Suncor in its ability to manage project costs and debt levels;

•
the company's belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial performance or financial condition, results of operations, liquidity or capital expenditures; and

•
Suncor's full year outlook range on current income taxes and business environment outlook assumptions for Brent Sullom Voe, WTI at Cushing, WCS at Hardisty, New York Harbor 2-1-1 crack and the Cdn$/US$ exchange rate.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them. The financial and operating performance of the company's reportable operating segments, specifically Oil Sands, E&P, and R&M, may be affected by a number of factors.

Factors that affect Suncor's Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process the company's proprietary production will be closed, experience equipment failure or other accidents; Suncor's ability to operate its Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; Suncor's dependence on pipeline capacity and other logistical constraints, which may affect the company's ability to distribute products to market and which may cause the company to delay or cancel planned growth projects in the event of insufficient takeaway capacity; Suncor's ability to finance Oil Sands economic investment and asset sustainment and maintenance capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and in situ reservoir and equipment performance, or the unavailability of third-party bitumen; changes in operating costs, including the cost of labour, natural gas and other energy sources used in oil sands processes; and the company's ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta's Wood Buffalo region and the surrounding area (including housing, roads and schools).

Factors that affect Suncor's E&P segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and

2020 FOURTH QUARTER Suncor Energy Inc. 45

other environmental risks; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socio-economic risks associated with Suncor's foreign operations, including the unpredictability of operating in Libya due to ongoing political unrest; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.

Factors that affect our R&M segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company's margins; market competition, including potential new market entrants; the company's ability to reliably operate refining and marketing facilities in order to meet production or sales targets; and risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period.

Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor's operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates (including as a result of demand and supply effects resulting from the COVID-19 pandemic and the actions of OPEC+); fluctuations in supply and demand for Suncor's products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; risks associated with the development and execution of Suncor's major projects and the commissioning and integration of new facilities; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; the risk that projects and initiatives intended to achieve cash flow growth and/or reductions in operating costs may not achieve the expected results in the time anticipated or at all; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties and other government-imposed compliance costs; changes to laws and government policies that could impact the company's business, including environmental (including climate change), royalty and tax laws and policies; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to the company; the unavailability of, or outages to, third-party infrastructure that could cause disruptions to production or prevent the company from being able to transport its products; the occurrence of a protracted operational outage, a major safety or environmental incident, or unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor's information technology and infrastructure by malicious persons or entities, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; security threats and terrorist or activist activities; the risk that competing business objectives may exceed Suncor's capacity to adopt and implement change; risks and uncertainties associated with obtaining regulatory, third-party and stakeholder approvals outside of Suncor's control for the company's operations, projects, initiatives and exploration and development activities and the satisfaction of any conditions to approvals; the potential for disruptions to operations and construction projects as a result of Suncor's relationships with labour unions that represent employees at the company's facilities; the company's ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor's reserves, resources and future production estimates; market instability affecting Suncor's ability to borrow in the capital debt markets at acceptable rates or to issue other securities at acceptable prices; maintaining an optimal debt to cash flow ratio; the success of the company's marketing and logistics activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks relating to increased activism and public opposition to fossil fuels and oil sands; risks and uncertainties associated with closing a transaction for the purchase or sale of a business, asset or oil and gas property, including estimates of the final consideration to be paid or received; the ability of counterparties to comply with their obligations in a timely manner; risks associated with joint arrangements in which the company has an interest; risks associated with land claims and Aboriginal consultation requirements; the risk that the company may be subject to litigation; the impact of technology and risks associated with developing and implementing new technologies; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor's forward looking statements are discussed in further detail throughout this document, and in the company's 2019 annual MD&A, the 2019 AIF and Form 40 F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other MD&As that Suncor files from time to time with securities regulatory authorities. Copies of these MD&As are available without charge from the company.

The forward looking statements contained in this document are made as of the date of this document. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward looking statements or the foregoing risks and assumptions affecting such forward looking statements, whether as a result of new information, future events or otherwise.

46 2020 FOURTH QUARTER Suncor Energy Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(unaudited)

	Three months ended December 31		Twelve months ended December 31
($ millions)	2020	2019	2020	2019

Revenues and Other Income

Operating revenues, net of royalties (note 3)	6 615	9 487	24 662	38 344

Other (loss) income (note 4)	(21)	111	390	645

	6 594	9 598	25 052	38 989

Expenses

Purchases of crude oil and products	2 157	3 253	9 112	12 562

Operating, selling and general (note 10)	2 529	2 820	9 927	11 244

Transportation	472	367	1 418	1 442

Depreciation, depletion, amortization and impairment (note 11)	2 120	6 113	9 526	10 572

Exploration	10	52	186	256

Gain on disposal of assets	(8)	(9)	(16)	(253)

Financing (income) expenses (note 6)	(245)	71	996	633

	7 035	12 667	31 149	36 456

(Loss) Earnings before Income Taxes	(441)	(3 069)	(6 097)	2 533

Income Tax Expense (Recovery)

Current	51	268	(659)	1 552

Deferred	(324)	(1 002)	(1 119)	(1 918)

	(273)	(734)	(1 778)	(366)

Net (Loss) Earnings	(168)	(2 335)	(4 319)	2 899

Other Comprehensive (Loss) Income

Items That May be Subsequently Reclassified to Earnings:

Foreign currency translation adjustment	(102)	(33)	(22)	(177)

Items That Will Not be Reclassified to Earnings:

Actuarial (loss) gain on employee retirement benefit plans, net of income taxes	(1)	210	(196)	(48)

Other Comprehensive (Loss) Income	(103)	177	(218)	(225)

Total Comprehensive (Loss) Income	(271)	(2 158)	(4 537)	2 674

Per Common Share (dollars) (note 7)

Net (loss) earnings – basic and diluted	(0.11)	(1.52)	(2.83)	1.86

Cash dividends	0.21	0.42	1.10	1.68

See accompanying notes to the condensed interim consolidated financial statements.
2020 FOURTH QUARTER Suncor Energy Inc. 47

CONSOLIDATED BALANCE SHEETS
(unaudited)

($ millions)	December 31 2020	December 31 2019

Assets

Current assets

Cash and cash equivalents	1 885	1 960

Accounts receivable	3 157	4 052

Inventories (note 10)	3 617	3 761

Income taxes receivable	727	133

Total current assets	9 386	9 906

Property, plant and equipment, net (note 11)	68 130	72 640

Exploration and evaluation	2 286	2 428

Other assets	1 277	1 194

Goodwill and other intangible assets	3 328	3 058

Deferred income taxes	209	209

Total assets	84 616	89 435

Liabilities and Shareholders' Equity

Current liabilities

Short-term debt	3 566	2 155

Current portion of long-term debt	1 413	—

Current portion of long-term lease liabilities	272	310

Accounts payable and accrued liabilities	4 684	6 555

Current portion of provisions	527	631

Income taxes payable	87	886

Total current liabilities	10 549	10 537

Long-term debt	13 812	12 884

Long-term lease liabilities	2 636	2 621

Other long-term liabilities	2 840	2 499

Provisions (note 12)	10 055	8 676

Deferred income taxes	8 967	10 176

Equity	35 757	42 042

Total liabilities and shareholders' equity	84 616	89 435

See accompanying notes to the condensed interim consolidated financial statements.
48 2020 FOURTH QUARTER Suncor Energy Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended December 31		Twelve months ended December 31
($ millions)	2020	2019	2020	2019

Operating Activities

Net (Loss) Earnings	(168)	(2 335)	(4 319)	2 899

Adjustments for:

Depreciation, depletion, amortization and impairment (note 11)	2 120	6 113	9 526	10 572

Deferred income tax recovery	(324)	(1 002)	(1 119)	(1 918)

Accretion (note 6)	69	65	278	270

Unrealized foreign exchange gain on U.S. dollar denominated debt (note 6)	(602)	(246)	(312)	(624)

Change in fair value of financial instruments and trading inventory	45	(13)	108	107

Gain on disposal of assets	(8)	(9)	(16)	(253)

Share-based compensation	95	63	(238)	44

Exploration	—	27	80	66

Settlement of decommissioning and restoration liabilities	(48)	(151)	(231)	(464)

Other	42	41	119	119

Increase in non-cash working capital	(407)	(249)	(1 201)	(397)

Cash flow provided by operating activities	814	2 304	2 675	10 421

Investing Activities

Capital and exploration expenditures	(967)	(1 775)	(3 926)	(5 558)

Proceeds from disposal of assets	60	12	72	274

Other investments	(23)	(79)	(113)	(213)

(Increase) decrease in non-cash working capital	(143)	26	(557)	409

Cash flow used in investing activities	(1 073)	(1 816)	(4 524)	(5 088)

Financing Activities

Net increase (decrease) in short-term debt	1 091	545	1 445	(982)

Net increase in long-term debt	—	—	2 634	557

Lease liability payments	(81)	(77)	(335)	(307)

Issuance of common shares under share option plans	—	31	29	90

Repurchase of common shares (note 8)	—	(452)	(307)	(2 274)

Distributions relating to non-controlling interest	(2)	(1)	(10)	(7)

Dividends paid on common shares	(320)	(644)	(1 670)	(2 614)

Cash flow provided by (used in) financing activities	688	(598)	1 786	(5 537)

Increase (Decrease) in Cash and Cash Equivalents	429	(110)	(63)	(204)

Effect of foreign exchange on cash and cash equivalents	(33)	(19)	(12)	(57)

Cash and cash equivalents at beginning of period	1 489	2 089	1 960	2 221

Cash and Cash Equivalents at End of Period	1 885	1 960	1 885	1 960

Supplementary Cash Flow Information

Interest paid	380	357	1 028	996

Income taxes (received) paid	(1)	153	695	1 033

See accompanying notes to the condensed interim consolidated financial statements.
2020 FOURTH QUARTER Suncor Energy Inc. 49

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)

($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total	Number of Common Shares (thousands)

At December 31, 2018	25 910	540	1 076	16 479	44 005	1 584 484

Adoption of IFRS 16 impact	—	—	—	14	14	—

At January 1, 2019, adjusted	25 910	540	1 076	16 493	44 019	1 584 484

Net earnings	—	—	—	2 899	2 899	—

Foreign currency translation adjustment	—	—	(177)	—	(177)	—

Actuarial loss on employee retirement benefit plans, net of income taxes of $23	—	—	—	(48)	(48)	—

Total comprehensive (loss) income	—	—	(177)	2 851	2 674	—

Issued under share option plans	116	(24)	—	—	92	2 688

Repurchase of common shares for cancellation (note 8)	(905)	—	—	(1 369)	(2 274)	(55 298)

Change in liability for share repurchase commitment	46	—	—	49	95	—

Share-based compensation	—	50	—	—	50	—

Dividends paid on common shares	—	—	—	(2 614)	(2 614)	—

At December 31, 2019	25 167	566	899	15 410	42 042	1 531 874

Net loss	—	—	—	(4 319)	(4 319)	—

Foreign currency translation adjustment	—	—	(22)	—	(22)	—

Actuarial loss on employee retirement benefit plans, net of income taxes of $62	—	—	—	(196)	(196)	—

Total comprehensive loss	—	—	(22)	(4 515)	(4 537)	—

Issued under share option plans	36	(7)	—	—	29	804

Repurchase of common shares for cancellation (note 8)	(124)	—	—	(183)	(307)	(7 527)

Change in liability for share repurchase commitment	65	—	—	103	168	—

Share-based compensation	—	32	—	—	32	—

Dividends paid on common shares	—	—	—	(1 670)	(1 670)	—

At December 31, 2020	25 144	591	877	9 145	35 757	1 525 151

See accompanying notes to the condensed interim consolidated financial statements.
50 2020 FOURTH QUARTER Suncor Energy Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Calgary, Alberta. The company is focused on developing one of the world's largest petroleum resource basins – Canada's Athabasca oil sands. In addition, the company explores for, acquires, develops, produces and markets crude oil in Canada and internationally, transports and refines crude oil, and markets petroleum and petrochemical products primarily in Canada. The company also operates a renewable energy business and conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products, and power.

The address of the company's registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. BASIS OF PREPARATION

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB). They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the consolidated financial statements of the company for the year ended December 31, 2019.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company's consolidated financial statements for the year ended December 31, 2019.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d) Use of Estimates, Assumptions and Judgments

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company's consolidated financial statements for the year ended December 31, 2019.

On January 30, 2020, the World Health Organization declared the Coronavirus disease (COVID-19) outbreak a Public Health Emergency of International Concern and, on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of COVID-19 include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses. These measures have caused significant disruption to business operations and a significant increase in economic uncertainty, with reduced demand for commodities leading to volatile prices and currency exchange rates, and a decline in long-term interest rates. Our operations and business are particularly sensitive to a reduction in the demand for, and prices of, commodities that are closely linked to Suncor's financial performance, including crude oil, refined petroleum products (such as jet fuel and gasoline), natural gas and electricity. The potential direct and indirect impacts of the economic downturn have been considered in management's estimates, and assumptions at period end have been reflected in our results with any significant changes described in the relevant financial statement note.

The COVID-19 pandemic is an evolving situation that will continue to have widespread implications for our business environment, operations and financial condition. Management cannot reasonably estimate the length or severity of this pandemic, or the extent to which the disruption may materially impact our consolidated statements of comprehensive (loss) income, consolidated balance sheets and consolidated statements of cash flows in fiscal 2021.

(e) Income Taxes

The company recognizes the impacts of income tax rate changes in earnings in the period that the applicable rate change is enacted or substantively enacted.

2020 FOURTH QUARTER Suncor Energy Inc. 51

(f) Government Grants

Government grants are recognized when the company has reasonable assurance that it has complied with the relevant conditions of the grant and that it will be received. The company recognizes the grants that compensate the company for expenses incurred against the financial statement line item that it is intended to compensate, or to other income if the grant is recognized in a different period than the underlying transaction.

(g) Adoption of New IFRS Standards

Definition of a Business

In October 2018, the IASB issued Definition of a Business (Amendments to IFRS 3). The amendments narrowed and clarified the definition of a business. The amendments include an election to use a concentration test. This is a simplified assessment that results in treatment of an acquisition as an asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or a group of similar identifiable assets. If an election to use a concentration test is not made, or the test failed, then the assessment focuses on the existence of a substantive process. One important distinction is that "goodwill" can only be recognized as a result of acquiring a business, but not as a result of an asset acquisition. The company adopted the amendments prospectively on the effective date of January 1, 2020, and there was no impact to the company's consolidated financial statements as a result of the initial application.

52 2020 FOURTH QUARTER Suncor Energy Inc.

3. SEGMENTED INFORMATION

The company's operating segments are reported based on the nature of their products and services and management responsibility.

Intersegment sales of crude oil and natural gas are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.

Three months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

Revenues and Other Income

Gross revenues	2 301	3 272	555	998	3 853	5 522	9	8	6 718	9 800

Intersegment revenues	780	1 153	—	—	23	23	(803)	(1 176)	—	—

Less: Royalties	(18)	(143)	(85)	(170)	—	—	—	—	(103)	(313)

Operating revenues, net of royalties	3 063	4 282	470	828	3 876	5 545	(794)	(1 168)	6 615	9 487

Other (loss) income	(13)	98	6	20	(10)	33	(4)	(40)	(21)	111

	3 050	4 380	476	848	3 866	5 578	(798)	(1 208)	6 594	9 598

Expenses

Purchases of crude oil and products	175	446	—	—	2 744	3 977	(762)	(1 170)	2 157	3 253

Operating, selling and general	1 739	1 985	114	134	507	576	169	125	2 529	2 820

Transportation	426	325	20	21	37	34	(11)	(13)	472	367

Depreciation, depletion, amortization and impairment	1 058	5 081	835	803	207	211	20	18	2 120	6 113

Exploration	(3)	13	13	39	—	—	—	—	10	52

Loss (Gain) on disposal of assets	1	(1)	—	—	(18)	(8)	9	—	(8)	(9)

Financing expenses (income)	82	81	16	25	11	22	(354)	(57)	(245)	71

	3 478	7 930	998	1 022	3 488	4 812	(929)	(1 097)	7 035	12 667

(Loss) Earnings before Income Taxes	(428)	(3 550)	(522)	(174)	378	766	131	(111)	(441)	(3 069)

Income Tax (Recovery) Expense

Current	19	22	17	100	163	215	(148)	(69)	51	268

Deferred	(154)	(890)	(160)	(112)	(53)	(7)	43	7	(324)	(1 002)

	(135)	(868)	(143)	(12)	110	208	(105)	(62)	(273)	(734)

Net (Loss) Earnings	(293)	(2 682)	(379)	(162)	268	558	236	(49)	(168)	(2 335)

Capital and Exploration Expenditures	628	1 082	80	281	181	314	78	98	967	1 775

2020 FOURTH QUARTER Suncor Energy Inc. 53

Twelve months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

Revenues and Other Income

Gross revenues	7 792	13 948	1 899	3 675	15 180	22 216	29	27	24 900	39 866

Intersegment revenues	2 825	4 399	—	—	92	88	(2 917)	(4 487)	—	—

Less: Royalties	(95)	(917)	(143)	(605)	—	—	—	—	(238)	(1 522)

Operating revenues, net of royalties	10 522	17 430	1 756	3 070	15 272	22 304	(2 888)	(4 460)	24 662	38 344

Other income (loss)	298	172	54	430	48	75	(10)	(32)	390	645

	10 820	17 602	1 810	3 500	15 320	22 379	(2 898)	(4 492)	25 052	38 989

Expenses

Purchases of crude oil and products	844	1 407	—	—	11 243	15 296	(2 975)	(4 141)	9 112	12 562

Operating, selling and general	7 169	8 027	476	525	1 892	2 173	390	519	9 927	11 244

Transportation	1 223	1 293	100	80	138	120	(43)	(51)	1 418	1 442

Depreciation, depletion, amortization and impairment	6 430	8 170	2 147	1 505	867	823	82	74	9 526	10 572

Exploration	57	127	129	129	—	—	—	—	186	256

(Gain) loss on disposal of assets	(1)	(14)	—	(228)	(24)	(11)	9	—	(16)	(253)

Financing expenses	336	318	47	73	37	55	576	187	996	633

	16 058	19 328	2 899	2 084	14 153	18 456	(1 961)	(3 412)	31 149	36 456

(Loss) Earnings before Income Taxes	(5 238)	(1 726)	(1 089)	1 416	1 167	3 923	(937)	(1 080)	(6 097)	2 533

Income Tax (Recovery) Expense

Current	(645)	266	64	626	325	972	(403)	(312)	(659)	1 552

Deferred	(797)	(1 565)	(321)	(215)	(24)	(49)	23	(89)	(1 119)	(1 918)

	(1 442)	(1 299)	(257)	411	301	923	(380)	(401)	(1 778)	(366)

Net (Loss) Earnings	(3 796)	(427)	(832)	1 005	866	3 000	(557)	(679)	(4 319)	2 899

Capital and Exploration Expenditures	2 736	3 522	489	1 070	515	818	186	148	3 926	5 558

54 2020 FOURTH QUARTER Suncor Energy Inc.

Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue

The company derives revenue from the transfer of goods mainly at a point in time in the following major commodities, revenue streams and geographical regions:

Three months ended December 31	2020			2019
($ millions)	North America	International	Total	North America	International	Total

Oil Sands(1)

SCO and diesel	2 443	—	2 443	3 183	—	3 183

Bitumen	638	—	638	1 242	—	1 242

	3 081	—	3 081	4 425	—	4 425

Exploration and Production

Crude oil and natural gas liquids	299	255	554	531	465	996

Natural gas	—	1	1	—	2	2

	299	256	555	531	467	998

Refining and Marketing

Gasoline	1 606	—	1 606	2 471	—	2 471

Distillate	1 727	—	1 727	2 408	—	2 408

Other	543	—	543	666	—	666

	3 876	—	3 876	5 545	—	5 545

Corporate and Eliminations

	(794)	—	(794)	(1 168)	—	(1 168)

Total Revenue from Contracts with Customers	6 462	256	6 718	9 333	467	9 800

(1)
Prior period amounts have been reclassified to conform with current period presentation.

Twelve months ended December 31	2020			2019
($ millions)	North America	International	Total	North America	International	Total

Oil Sands(1)

SCO and diesel	8 574	—	8 574	13 567	—	13 567

Bitumen	2 043	—	2 043	4 780	—	4 780

	10 617	—	10 617	18 347	—	18 347

Exploration and Production

Crude oil and natural gas liquids	1 089	806	1 895	1 922	1 747	3 669

Natural gas	—	4	4	—	6	6

	1 089	810	1 899	1 922	1 753	3 675

Refining and Marketing

Gasoline	6 585	—	6 585	9 941	—	9 941

Distillate	6 525	—	6 525	9 447	—	9 447

Other	2 162	—	2 162	2 916	—	2 916

	15 272	—	15 272	22 304	—	22 304

Corporate and Eliminations

	(2 888)	—	(2 888)	(4 460)	—	(4 460)

Total Revenue from Contracts with Customers	24 090	810	24 900	38 113	1 753	39 866

(1)
Prior period amounts have been reclassified to conform with current period presentation.
2020 FOURTH QUARTER Suncor Energy Inc. 55

4. OTHER (LOSS) INCOME

Other income consists of the following:

	Three months ended December 31		Twelve months ended December 31
($ millions)	2020	2019	2020	2019

Energy trading activities

(Losses) gains recognized in earnings	(26)	26	126	185

Gains (losses) on inventory valuation	3	39	(25)	(7)

Short-term commodity risk management	(72)	(28)	49	(30)

Investment and interest income	16	3	94	89

Insurance proceeds(1)	47	34	96	431

Other	11	37	50	(23)

	(21)	111	390	645

(1)
Three months ended and twelve months ended December 31, 2020 includes insurance proceeds for MacKay River, and three months ended and twelve months ended December 31, 2019 includes insurance proceeds for Syncrude within the Oil Sands segment. Twelve months ended December 31, 2019 includes insurance proceeds for Libyan assets within the Exploration and Production segment.

5. SHARE-BASED COMPENSATION

The following table summarizes the share-based compensation expense (recovery) for all plans recorded within Operating, Selling and General expense:

	Three months ended December 31		Twelve months ended December 31
($ millions)	2020	2019	2020	2019

Equity-settled plans	6	8	32	50

Cash-settled plans	92	63	(28)	274

	98	71	4	324

6. FINANCING (INCOME) EXPENSES

	Three months ended December 31		Twelve months ended December 31
($ millions)	2020	2019	2020	2019

Interest on debt	218	208	884	825

Interest on lease liabilities	40	42	166	172

Capitalized interest	(26)	(37)	(120)	(122)

Interest expense	232	213	930	875

Interest on partnership liability	13	14	52	55

Interest on pension and other post-retirement benefits	13	14	54	59

Accretion	69	65	278	270

Foreign exchange gain on U.S. dollar denominated debt	(602)	(246)	(312)	(624)

Operational foreign exchange and other	30	11	(6)	(2)

	(245)	71	996	633

The company issued $1.25 billion of senior unsecured Series 7 Medium Term Notes maturing on April 9, 2030 during the second quarter of 2020. The Series 7 Medium Term Notes have a coupon of 5.00% and were priced at $99.697 per $100 principal amount for an effective yield of 5.039%. Interest on the Series 7 Medium Term Notes is paid semi-annually.

56 2020 FOURTH QUARTER Suncor Energy Inc.

During the second quarter of 2020, the company issued US$450 million of senior unsecured notes maturing on May 15, 2023. The notes have a coupon of 2.80% and were priced at US$99.903 per US$100 principal amount for an effective yield of 2.834%. The company also issued US$550 million of senior unsecured notes maturing on May 15, 2025. The notes have a coupon of 3.10% and were priced at US$99.949 per US$100 principal amount for an effective yield of 3.111%. Interest on the 2.80% and 3.10% notes is paid semi-annually.

The company secured an additional $2.5 billion and $300 million of credit facilities in the first and second quarters of 2020, respectively, with its key banking partners under new credit agreements. These agreements have the same terms and covenants as our existing credit facilities.

7. (LOSS) EARNINGS PER COMMON SHARE

	Three months ended December 31		Twelve months ended December 31
($ millions)	2020	2019	2020	2019

Net (loss) earnings	(168)	(2 335)	(4 319)	2 899

(millions of common shares)

Weighted average number of common shares	1 525	1 536	1 526	1 559

Dilutive securities:

Effect of share options	—	2	—	2

Weighted average number of diluted common shares	1 525	1 538	1 526	1 561

(dollars per common share)

Basic and diluted (loss) earnings per share	(0.11)	(1.52)	(2.83)	1.86

8. NORMAL COURSE ISSUER BID

On May 1, 2019, the company announced its intention to renew its existing normal course issuer bid (the 2019 NCIB) to continue to repurchase shares under its previously announced buyback program through the facilities of the Toronto Stock Exchange (TSX), the New York Stock Exchange (NYSE) and/or alternative trading platforms. Pursuant to the 2019 NCIB, the company was permitted to purchase for cancellation up to 50,252,231 of its common shares between May 6, 2019 and May 5, 2020. On December 23, 2019, the company announced an amendment to the 2019 NCIB, effective as of December 30, 2019, which allowed the company to increase the maximum number of common shares that could have been repurchased between May 6, 2019 and May 5, 2020 to 78,549,178. Due to the COVID-19 pandemic, which caused a significant decline in the price of commodities, the company did not renew its 2019 NCIB during 2020.

The following table summarizes the share repurchase activities during the period:

	Three months ended December 31		Twelve months ended December 31
($ millions, except as noted)	2020	2019	2020	2019

Share repurchase activities (thousands of common shares)

Shares repurchased	—	11 140	7 527	55 298

Amounts charged to

Share capital	—	183	124	905

Retained earnings	—	269	183	1 369

Share repurchase cost	—	452	307	2 274

2020 FOURTH QUARTER Suncor Energy Inc. 57

9. FINANCIAL INSTRUMENTS

Derivative Financial Instruments

(a) Non-Designated Derivative Financial Instruments

The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, short-term commodity prices and foreign currency exchange rates, as part of its overall risk management program, as well as for trading purposes.

The changes in the fair value of non-designated derivatives are as follows:

($ millions)	Total

Fair value outstanding at December 31, 2019	(39)

Cash Settlements – received during the year	(257)

Changes in fair value recognized in earnings during the year	175

Fair value outstanding at December 31, 2020	(121)

(b) Fair Value Hierarchy

To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•
Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.

•
Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs, or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes, and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.

•
Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at December 31, 2020, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.

The following table presents the company's derivative financial instruments measured at fair value for each hierarchy level as at December 31, 2020:

($ millions)	Level 1	Level 2	Level 3	Total Fair Value

Accounts receivable	63	90	—	153

Accounts payable	(202)	(72)	—	(274)

	(139)	18	—	(121)

During the fourth quarter of 2020, there were no transfers between Level 1 and Level 2 fair value measurements.

A substantial portion of the company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risk. While the industry has experienced credit downgrades due to the COVID-19 pandemic, Suncor has not been significantly affected as the majority of Suncor's customers are large and established downstream companies with investment grade credit ratings.

58 2020 FOURTH QUARTER Suncor Energy Inc.

Non-Derivative Financial Instruments

At December 31, 2020, the carrying value of fixed-term debt accounted for under amortized cost was $15.2 billion (December 31, 2019 – $12.9 billion) and the fair value was $18.8 billion (December 31, 2019 – $16.1 billion). The increase in carrying value and fair value of debt is mainly due to issuance of new debt during the second quarter of this year. The estimated fair value of long-term debt is based on pricing sourced from market data.

10. INVENTORIES

($ millions)	December 31 2020	December 31 2019

Crude Oil(1)	1 429	1 689

Refined products	1 322	1 290

Materials, supplies and merchandise	866	782

	3 617	3 761

(1)
Includes $154 million of inventories held for trading purposes (December 31, 2019 – $210 million) which are measured at fair value based on Level 1 and Level 2 fair value inputs.

At June 30, 2020, the company recorded a hydrocarbon inventory write-down to net realizable value of $61 million ($45 million after-tax) which was subsequently sold in the third quarter.

At March 31, 2020, the company recorded a hydrocarbon inventory write-down to net realizable value of $536 million ($397 million after-tax) which was subsequently sold in the second quarter.

11. ASSET IMPAIRMENT

The COVID-19 pandemic has resulted in a significant decrease in global demand for crude oil and commodity prices. In response, the company announced plans to reduce capital and operating costs. As a result of these events, the company performed asset impairment tests on certain cash generating units (CGUs) in its Oil Sands and Exploration and Production segments as at March 31, 2020 as the recoverable amounts of these CGUs were most sensitive to the combined reduction in crude oil prices and changes to their respective capital and operating plans. During the fourth quarter of 2020, the Fort Hills partners approved the phased restart of the second primary extraction train, which has restarted earlier than what was assumed in the first quarter impairment test. As such, the company performed an impairment reversal assessment as at December 31, 2020. As there is significant doubt on the future of the West White Rose (WWR) Project, the company also performed an impairment test for the White Rose CGU as at December 31, 2020. The impairment tests were performed using recoverable amounts based on the fair value less cost of disposal. An expected cash flow approach was used with the key assumptions discussed below (Level 3 fair value inputs):

Oil Sands

The company performed an impairment reversal assessment for the Fort Hills CGU using the following asset-specific assumptions at December 31, 2020:

•
Western Canadian Select (WCS) price forecast of US$32.00/bbl in 2021, US$41.15/bbl in 2022, US$47.50/bbl in 2023 and US$49.50/bbl in 2024, escalating at approximately 2% per year thereafter over the life of the project up to 2064, adjusted for asset-specific location and quality differentials;

•
the company's share of production averaging 74,000 bbls/d through 2022 while the Fort Hills Project operates on two primary extraction trains but at a reduced capacity, and then ranging from 97,000 to 105,000 bbls/d over the remaining life of the project;

•
cash operating costs averaging $25.50/bbl through 2022 while the Fort Hills Project operates on two primary extraction trains but at a reduced capacity, and then ranging from $19.00/bbl to $23.00/bbl thereafter as the project returns to full capacity over the remaining life of the project (expressed in real dollars). Cash operating costs reflect operating, selling and general expense adjusted for non-production costs, including share-based compensation, research costs, and excess power revenue;

•
foreign exchange rate of US$0.76 per one Canadian dollar in 2021, and US$0.80 per one Canadian dollar thereafter; and
2020 FOURTH QUARTER Suncor Energy Inc. 59

•
risk-adjusted discount rate of 7.5% (after-tax).

Positive factors including an increase to forecasted production as a result of the restart of the second primary extraction train, improved WCS price forecast in the next two years, and lower operating costs were offset by lower long term prices and the negative impact from a strengthening Canadian dollar. The recoverable amount of the Fort Hills CGU was $5.7 billion as at December 31, 2020, which indicated that no impairment reversal was required.

The recoverable amount estimate is most sensitive to price and discount rate. A 5% average increase in price over the life of the project would have resulted in an impairment reversal amount of approximately $1.0 billion (after-tax) on the company's share of the Fort Hills assets. A 1% decrease in the discount rate would have resulted in an impairment reversal amount of approximately $0.9 billion (after-tax) on the company's share of the Fort Hills assets.

During the first quarter of 2020, the company recorded an impairment of $1.38 billion (net of taxes of $0.44 billion) on its share of the Fort Hills Project in the Oil Sands segment using the following asset-specific assumptions:

•
WCS price forecast of US$9.00/bbl for the remainder of 2020, US$13.60/bbl in 2021, US$32.00/bbl in 2022, US$51.55/bbl in 2023 and US$52.90/bbl in 2024, escalating at 2% per year thereafter over the life of the project up to 2061, adjusted for asset-specific location and quality differentials;

•
the company's share of production of 47,000 bbls/d while the Fort Hills Project operates on one primary extraction train for the remainder of 2020 through to 2021, and ramping up to two primary extraction trains during 2022 and then ranging from 96,000 to 106,000 bbls/d over the remaining life of the project;

•
cash operating costs averaging $32.00/bbl to $37.00/bbl while the Fort Hills Project operates on one primary extraction train for the remainder of 2020 through to 2021, and ranging from $22.00/bbl to $24.00/bbl thereafter, as the project returns to two primary extraction trains over the remaining life of the project (expressed in real dollars). Cash operating costs reflect operating, selling and general expense adjusted for non-production costs, including share-based compensation, research costs, and excess power revenue;

•
foreign exchange rate of US$0.76 per one Canadian dollar; and

•
risk-adjusted discount rate of 7.5% (after-tax).

The recoverable amount of the Fort Hills CGU was $6.4 billion as at March 31, 2020. The recoverable amount estimate is most sensitive to price and discount rate. A 5% average decrease in price over the life of the project would have resulted in an increase to the impairment charge of approximately $1.1 billion (after-tax) on the company's share of the Fort Hills assets. A 1% increase in the discount rate would have resulted in an increase to the impairment charge of approximately $1.1 billion (after-tax) on the company's share of the Fort Hills assets.

Exploration and Production

White Rose assets:

In the fourth quarter of 2020, the company reassessed the likelihood of completing the WWR Project. As a result of this reassessment, the company performed another impairment test of the White Rose CGU. While the base White Rose Project will continue to produce in 2021, the company has removed the reserves and forecasted revenues for the WWR Project. This decision reduced planned production from the CGU and increased the expected closure costs relative to the assumptions used in the first quarter of 2020, with all other assumptions remaining relatively consistent. An after-tax impairment charge of $423 million (net of taxes of $136 million) was recognized and the White Rose CGU is fully impaired as at December 31, 2020.

During the first quarter of 2020, the company recorded an impairment of $137 million (net of taxes of $45 million) on its share of the White Rose assets in the Exploration and Production segment using the following asset-specific assumptions:

•
Brent price forecast of US$30.00/bbl for the remainder of 2020, US$35.00/bbl in 2021, US$50.00/bbl in 2022 and US$69.00/bbl in 2023, escalating at 2% per year thereafter over the life of the project to 2036 and adjusted for asset-specific location and quality differentials;

•
the company's share of production of approximately 9,800 bbls/d over the life of the project;

•
the company's share of future capital expenditures of $1.435 billion, including the WWR expansion; and

•
risk-adjusted discount rate of 9.0% (after-tax).

The recoverable amount of the White Rose CGU was $185 million as at March 31, 2020. The recoverable amount estimate was most sensitive to price and discount rate. A 5% average decrease in price over the life of the project would have resulted in an increase to the impairment charge of approximately $83 million (after-tax) on the company's share of the White Rose

60 2020 FOURTH QUARTER Suncor Energy Inc.

assets. A 1% increase in the discount rate would have resulted in an increase to the impairment charge of approximately $45 million (after-tax) on the company's share of the White Rose assets.

Terra Nova assets:

During the first quarter of 2020, the company recorded an impairment of $285 million (net of taxes of $93 million) on its share of the Terra Nova assets in the Exploration and Production segment using the following asset-specific assumptions:

•
Brent price forecast of US$30.00/bbl for the remainder of 2020, US$35.00/bbl in 2021, US$50.00/bbl in 2022 and US$69.00/bbl in 2023, escalating at 2% per year thereafter over the life of the project to 2031 and adjusted for asset-specific location and quality differentials;

•
the company's share of production of approximately 6,200 bbls/d over the life of the project, including the benefit of the asset life extension project; and

•
risk-adjusted discount rate of 9.0% (after-tax).

The recoverable amount of the Terra Nova CGU was $24 million as at March 31, 2020.

No indicators of impairment or reversals of impairment were identified as at December 31, 2020.

12. PROVISIONS

Suncor's decommissioning and restoration provision increased by $1.1 billion for the twelve months ended December 31, 2020. The increase was primarily due to recognition of additional disturbances and a decrease in the credit-adjusted risk-free interest rate to 3.10% (December 31, 2019 – 3.30%).

In the fourth quarter of 2020, the company recorded a provision to transportation expense for $186 million (after-tax $142 million) related to the Keystone XL pipeline project.

13. SUBSEQUENT EVENTS

Subsequent to the fourth quarter of 2020, the TSX accepted a notice filed by the company to commence a normal course issuer bid to repurchase shares through the facilities of the TSX, NYSE and/or alternative trading platforms. The notice provides that, beginning February 8, 2021 and ending February 7, 2022, the company may repurchase for cancellation up to 44,000,000 common shares, which is equal to approximately 2.9% of the company's issued and outstanding common shares. As at January 31, 2021, the company had 1,525,150,794 common shares issued and outstanding.

Subsequent to the fourth quarter of 2020, the company reached an agreement to sell its 26.69% working interest in the Golden Eagle Area Development, in the Exploration and Production segment, for US$325 million and contingent consideration up to US$50 million. The effective date of the sale is January 1, 2021 and is expected to close no later than the third quarter of 2021, subject to financing and shareholder approval of the purchaser along with other closing conditions and certain regulatory approvals.

2020 FOURTH QUARTER Suncor Energy Inc. 61

SUPPLEMENTAL FINANCIAL AND OPERATING INFORMATION
QUARTERLY FINANCIAL SUMMARY
(unaudited)

	Three months ended					Twelve months ended
($ millions, except per share amounts)	Dec 31 2020	Sep 30 2020	Jun 30 2020	Mar 31 2020	Dec 31 2019	Dec 31 2020	Dec 31 2019

Revenues, net of royalties, and other income	6 594	6 457	4 245	7 756	9 598	25 052	38 989

Net (loss) earnings

Oil Sands	(293)	(531)	(1 019)	(1 953)	(2 682)	(3 796)	(427)

Exploration and Production	(379)	25	(51)	(427)	(162)	(832)	1 005

Refining and Marketing	268	384	269	(55)	558	866	3 000

Corporate and Eliminations	236	110	187	(1 090)	(49)	(557)	(679)

Total	(168)	(12)	(614)	(3 525)	(2 335)	(4 319)	2 899

Operating (loss) earnings(A)

Oil Sands	(151)	(531)	(1196)	(400)	277	(2 278)	1 622

Exploration and Production	44	25	(51)	(5)	231	13	1 141

Refining and Marketing	268	384	49	165	558	866	2 912

Corporate and Eliminations	(303)	(180)	(291)	(69)	(284)	(843)	(1 317)

Total	(142)	(302)	(1 489)	(309)	782	(2 242)	4 358

Funds from (used in) operations(A)

Oil Sands	729	556	10	691	1 405	1 986	6 061

Exploration and Production	312	260	309	173	555	1 054	2 143

Refining and Marketing	415	594	475	224	793	1 708	3 863

Corporate and Eliminations	(235)	(244)	(306)	(87)	(200)	(872)	(1 249)

Total	1 221	1 166	488	1 001	2 553	3 876	10 818

Change in non-cash working capital	(407)	79	(1 256)	383	(249)	(1 201)	(397)

Cash flow provided by (used in) operating activities	814	1 245	(768)	1 384	2 304	2 675	10 421

Per common share

Net (loss) earnings – basic	(0.11)	(0.01)	(0.40)	(2.31)	(1.52)	(2.83)	1.86

Operating (loss) earnings – basic(A)	(0.09)	(0.20)	(0.98)	(0.20)	0.51	(1.47)	2.80

Cash dividends – basic	0.21	0.21	0.21	0.47	0.42	1.10	1.68

Funds from operations – basic(A)	0.80	0.76	0.32	0.66	1.66	2.54	6.94

Cash flow provided by (used in) operating activities – basic	0.53	0.82	(0.50)	0.91	1.50	1.75	6.69

Capital and exploration expenditures (including capitalized interest)

Oil Sands	628	661	437	1 010	1 082	2 736	3 522

Exploration and Production	80	99	131	179	281	489	1 070

Refining and Marketing	181	156	86	92	314	515	818

Corporate and Eliminations	78	25	44	39	98	186	148

Total capital and exploration expenditures	967	941	698	1 320	1 775	3 926	5 558

	For the twelve months ended
	Dec 31 2020	Sep 30 2020	Jun 30 2020	Mar 31 2020	Dec 31 2019

Return on capital employed(A)

– excluding major projects in progress (%)	(7.4)	(10.8)	(7.9)	(1.4)	5.1

– including major projects in progress (%)	(6.9)	(10.2)	(7.5)	(1.3)	4.9

(A)
Non-GAAP financial measures. See the Operating Summary Information - Non-GAAP Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.

62 2020 FOURTH QUARTER Suncor Energy Inc.

QUARTERLY OPERATING SUMMARY
(unaudited)

	Three months ended					Twelve months ended
Oil Sands	Dec 31 2020	Sep 30 2020	Jun 30 2020	Mar 31 2020	Dec 31 2019	Dec 31 2020	Dec 31 2019

Production Volumes(B)

Upgraded product (SCO and diesel) production (mbbls/d)

Oil Sands operations	309.7	252.3	319.4	331.8	300.0	303.1	313.3

Syncrude	204.6	158.5	117.2	171.8	156.3	163.1	172.3

Total upgraded production	514.3	410.8	436.6	503.6	456.3	466.2	485.6

Non-upgraded bitumen production (mbbls/d)

Oil Sands operations	94.8	65.6	69.8	45.8	118.1	69.1	99.5

Fort Hills	62.4	42.6	47.3	80.7	87.9	58.1	85.3

Total Oil Sands non-upgraded bitumen production	157.2	108.2	117.1	126.5	206.0	127.2	184.8

Total Oil Sands production volumes (mbbls/d)	671.5	519.0	553.7	630.1	662.3	593.4	670.4

Oil Sands Sales Volumes (mbbls/d)

Upgraded product (SCO and diesel)	495.6	420.1	443.1	512.5	447.6	467.9	483.6

Non-upgraded bitumen	139.6	119.1	116.4	127.5	218.1	125.6	187.5

Total Oil Sands sales volumes	635.2	539.2	559.5	640.0	665.7	593.5	671.1

Oil Sands operations cash operating costs – Average(1)(A) ($/bbl)*

Cash costs	23.50	28.85	23.55	27.15	26.00	25.60	26.35

Natural gas	3.00	2.90	2.25	2.30	2.55	2.60	1.85

	26.50	31.75	25.80	29.45	28.55	28.20	28.20

Fort Hills bitumen cash operating costs(1)(A) ($/bbl)*

Cash costs	29.40	33.05	33.40	29.40	27.05	30.90	24.95

Natural gas	2.15	2.15	1.95	1.60	1.60	1.90	1.20

	31.55	35.20	35.35	31.00	28.65	32.80	26.15

Syncrude SCO cash operating costs(1)(A)(C) ($/bbl)*

Cash costs	27.30	33.30	36.70	35.30	37.30	32.55	35.65

Natural gas	1.15	1.05	1.65	1.35	1.55	1.25	1.10

	28.45	34.35	38.35	36.65	38.85	33.80	36.75

(A)
Non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information - Non-GAAP Financial Measures section of this Quarterly Report.

(B)
Beginning in the second quarter of 2020, due to increasing integration of the company's assets, the company revised the presentation of its operating netbacks from an individual asset view to an aggregate product view of Bitumen, and SCO and diesel to better reflect the integration among the company's assets.

(C)
Syncrude cash operating costs have been restated for 2019 to better align with the Oil Sands operations and Fort Hills cash operating costs methodology. Beginning in 2020, Syncrude cash operating costs are based on production volumes, including internally consumed diesel, while all the prior periods presented here exclude internally consumed diesel.

See accompanying footnotes and definitions to the quarterly operating summaries.

2020 FOURTH QUARTER Suncor Energy Inc. 63

QUARTERLY OPERATING SUMMARY(continued)
(unaudited)

	Three months ended					Twelve months ended
Oil Sands Segment Netbacks(A)(D)(E)	Dec 31 2020	Sep 30 2020	Jun 30 2020	Mar 31 2020	Dec 31 2019	Dec 31 2020	Dec 31 2019

Bitumen ($/bbl)

Average price realized	34.06	29.56	20.69	28.24	44.04	28.44	52.05

Royalties	(0.25)	(0.36)	(0.21)	(0.44)	(1.22)	(0.32)	(1.70)

Transportation costs	(5.16)	(5.28)	(6.73)	(7.22)	(5.47)	(6.07)	(6.34)

Net operating expenses	(19.84)	(17.85)	(20.97)	(21.90)	(15.87)	(20.14)	(15.88)

Operating netback	8.81	6.07	(7.22)	(1.32)	21.48	1.91	28.13

SCO and diesel ($/bbl)

Average price realized	51.34	50.72	31.39	57.54	76.15	48.19	75.43

Royalties	(0.31)	(0.82)	(0.35)	(0.35)	(2.89)	(0.45)	(4.49)

Transportation costs	(3.75)	(4.54)	(4.91)	(4.35)	(5.14)	(4.36)	(4.75)

Net operating expenses	(26.94)	(31.49)	(29.58)	(30.11)	(31.92)	(29.45)	(30.76)

Operating netback	20.34	13.87	(3.45)	22.73	36.20	13.93	35.43

Average Oil Sands Segment ($/bbl)

Average price realized	47.54	46.04	29.16	51.70	65.63	44.01	68.89

Royalties	(0.31)	(0.72)	(0.32)	(0.42)	(2.34)	(0.44)	(3.74)

Transportation costs	(4.06)	(4.70)	(5.29)	(4.92)	(5.25)	(4.72)	(5.19)

Net operating expenses	(25.38)	(28.47)	(27.79)	(28.47)	(26.66)	(27.48)	(26.61)

Operating netback	17.79	12.15	(4.24)	17.89	31.38	11.37	33.35

(A)
Non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information - Non-GAAP Financial Measures section of this Quarterly Report.

(D)
Netbacks are based on sales volumes. Impact of inventory write-down is excluded until product is sold.

(E)
Beginning in the second quarter of 2020, due to increasing integration of the company's assets, the company revised the presentation of its operating netbacks from an individual asset view to an aggregate product view of Bitumen, and SCO and diesel to better reflect the integration among the company's assets. Also, the company leverages the expertise of its marketing and logistics business to optimize midstream capacity to the Gulf Coast and this is reflected in bitumen price realizations. Prior period amounts have been restated to reflect these changes.

See accompanying footnotes and definitions to the quarterly operating summaries.

64 2020 FOURTH QUARTER Suncor Energy Inc.

QUARTERLY OPERATING SUMMARY(continued)
(unaudited)

	Three months ended					Twelve months ended
Exploration and Production	Dec 31 2020	Sep 30 2020	Jun 30 2020	Mar 31 2020	Dec 31 2019	Dec 31 2020	Dec 31 2019

Production Volumes(F)

Exploration and Production Canada (mbbls/d)	56.8	57.1	62.3	62.2	69.6	59.7	59.9

Exploration and Production International (mboe/d)	40.9	40.1	39.5	47.5	46.3	42.0	46.9

Total production volumes (mboe/d)	97.7	97.2	101.8	109.7	115.9	101.7	106.8

Total Sales Volumes (mboe/d)	98.8	96.0	108.7	107.2	113.5	102.6	106.0

Netbacks(A)(D)

East Coast Canada ($/bbl)

Average price realized	56.44	58.77	27.55	69.50	86.07	52.62	86.62

Royalties	(6.83)	(5.70)	(0.96)	(4.06)	(13.46)	(4.30)	(13.62)

Transportation costs	(2.19)	(2.56)	(4.68)	(2.13)	(1.71)	(2.93)	(1.76)

Operating costs	(12.21)	(13.23)	(10.40)	(13.23)	(11.28)	(12.23)	(13.45)

Operating netback	35.21	37.28	11.51	50.08	59.62	33.16	57.79

International excluding Libya(G) ($/boe)

Average price realized	54.93	56.56	32.63	66.22	82.92	52.51	84.17

Transportation costs	(2.10)	(2.50)	(1.83)	(2.50)	(2.23)	(2.23)	(2.17)

Operating costs	(7.51)	(7.29)	(7.01)	(6.56)	(8.57)	(7.06)	(6.43)

Operating netback	45.32	46.77	23.79	57.16	72.12	43.22	75.57

(A)
Non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information - Non-GAAP Financial Measures section of this Quarterly Report.

(D)
Netbacks are based on sales volumes.

(F)
Beginning in the second quarter of 2020, the company revised the presentation of its production volumes to aggregate production from each asset into the categories of Exploration and Production Canada and Exploration and Production International to simplify the presentation. Comparative periods have been updated to reflect this change.

(G)
Beginning in 2020, operating netback includes Norway and all the prior periods presented here exclude Norway.

See accompanying footnotes and definitions to the quarterly operating summaries.

2020 FOURTH QUARTER Suncor Energy Inc. 65

QUARTERLY OPERATING SUMMARY(continued)
(unaudited)

	Three months ended					Twelve months ended
Refining and Marketing	Dec 31 2020	Sep 30 2020	Jun 30 2020	Mar 31 2020	Dec 31 2019	Dec 31 2020	Dec 31 2019

Refined product sales (mbbls/d)	508.8	534.0	438.8	531.5	534.6	503.4	539.4

Crude oil processed (mbbls/d)	438.0	399.7	350.4	439.5	447.5	407.0	438.9

Utilization of refining capacity (%)	95	87	76	95	97	88	95

Refining and marketing margin – first-in, first-out (FIFO) ($/bbl)(A)(H)	25.75	30.75	20.95	23.35	35.70	25.30	40.45

Refining and marketing margin – last-in, first-out (LIFO) ($/bbl)(A)(H)	25.05	25.00	28.55	35.60	36.50	28.65	36.80

Refining operating expense ($/bbl)(A)	5.20	5.40	5.80	5.65	5.05	5.50	5.35

Eastern North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	105.5	120.2	76.0	112.7	121.6	103.6	119.8

Distillate(I)	94.9	93.4	84.2	94.8	102.8	91.9	102.9

Total transportation fuel sales	200.4	213.6	160.2	207.5	224.4	195.5	222.7

Petrochemicals	8.9	8.2	9.4	9.9	7.9	9.1	10.6

Asphalt	15.9	19.1	13.4	11	17.3	14.9	16.1

Other	24.3	18.7	23.4	27.8	25.3	23.5	22.1

Total refined product sales	249.5	259.6	206.4	256.2	274.9	243.0	271.5

Crude oil supply and refining

Processed at refineries (mbbls/d)	212.6	208.7	169.2	213.1	217.3	201.0	203.3

Utilization of refining capacity (%)	96	94	76	96	98	91	92

Western North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	107.4	113.2	99.6	121.6	125.8	110.5	126.8

Distillate(I)	128.0	127.2	106.1	133.9	110.9	123.8	115.2

Total transportation fuel sales	235.4	240.4	205.7	255.5	236.7	234.3	242.0

Asphalt	9.9	17.4	14.4	8.7	11.4	12.6	12.1

Other	14.0	16.6	12.3	11.1	11.6	13.5	13.8

Total refined product sales	259.3	274.4	232.4	275.3	259.7	260.4	267.9

Crude oil supply and refining

Processed at refineries (mbbls/d)	225.4	191.0	181.2	226.4	230.2	206.0	235.6

Utilization of refining capacity (%)	94	80	76	94	96	86	98

(A)
Non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information - Non-GAAP Financial Measures section of this Quarterly Report.

(H)
Refining and marketing margin has been restated for 2019 to better reflect the refining, product supply and rack forward businesses. Impact of inventory write-down is excluded until product is sold.

(I)
Beginning in 2020, to better reflect the increasing integration of the company's assets, the company revised the presentation of its refined product sales volumes to include Oil Sands diesel that is purchased and marketed by the Refining and Marketing segment.

See accompanying footnotes and definitions to the quarterly operating summaries.

66 2020 FOURTH QUARTER Suncor Energy Inc.

QUARTERLY OPERATING METRICS RECONCILIATION
(unaudited)

Oil Sands Netbacks(A)(D)(E)
($ millions, except per barrel amounts)

	December 31, 2020			September 30, 2020
For the quarter ended	Bitumen	SCO and Diesel	Oil Sands Segment	Bitumen	SCO and Diesel	Oil Sands Segment

Operating revenues	638	2 443	3 081	527	2 040	2 567

Other (loss) income	(9)	(4)	(13)	23	17	40

Purchases of crude oil and products	(128)	(47)	(175)	(143)	(28)	(171)

Gross realization adjustment(2)	(63)	(51)		(83)	(69)

Gross realizations	438	2 341		324	1 960

Royalties	(4)	(14)	(18)	(4)	(32)	(36)

Royalties adjustment(5)	1	—		—	—

Net royalties	(3)	(14)		(4)	(32)

Transportation	(256)	(170)	(426)	(61)	(175)	(236)

Transportation adjustment(3)	189	—		3	—

Net transportation	(67)	(170)		(58)	(175)

Operating, selling and general (OS&G)	(261)	(1 478)	(1 739)	(190)	(1 460)	(1 650)

OS&G adjustment(4)	6	250		(5)	243

Net operating expenses	(255)	(1 228)		(195)	(1 217)

Gross profit	113	929		67	536

Sales volumes (mbbls)	12 837	45 601		10 949	38 646

Operating netback per barrel	8.81	20.34		6.07	13.87

	June 30, 2020			March 31, 2020
For the quarter ended	Bitumen	SCO and Diesel	Oil Sands Segment	Bitumen	SCO and Diesel	Oil Sands Segment

Operating revenues	340	1 312	1 652	538	2 779	3 317

Other (loss) income	(19)	42	23	26	222	248

Purchases of crude oil and products	(69)	(22)	(91)	(362)	(45)	(407)

Gross realization adjustment(2)	(34)	(65)		126	(273)

Gross realizations	218	1 267		328	2 683

Royalties	(2)	(14)	(16)	(9)	(16)	(25)

Royalties adjustment(5)	—	—		3	—

Net royalties	(2)	(14)		(6)	(16)

Transportation	(73)	(199)	(272)	(86)	(203)	(289)

Transportation adjustment(3)	2	—		3	—

Net transportation	(71)	(199)		(83)	(203)

OS&G	(194)	(1 334)	(1 528)	(384)	(1 868)	(2 252)

OS&G adjustment(4)	(28)	141		130	465

Net operating expenses	(222)	(1 193)		(254)	(1 403)

Gross (loss) profit	(77)	(139)		(15)	1 061

Sales volumes (mbbls)	10 589	40 326		11 605	46 638

Operating netback per barrel	(7.22)	(3.45)		(1.32)	22.73

(A)
Non-GAAP financial measures. See the Operating Summary Information - Non-GAAP Financial Measures section of this Quarterly Report.

(D)
Impact of inventory write-down is excluded until product is sold.

(E)
Beginning in the second quarter of 2020, due to increasing integration of the company's assets, the company revised the presentation of its operating netbacks from an individual asset view to an aggregate product view of Bitumen, and SCO and diesel to better reflect the integration among the company's assets. Also, the company leverages the expertise of its marketing and logistics business to optimize midstream capacity to the Gulf Coast and this is reflected in bitumen price realizations. Prior period amounts have been restated to reflect these changes.

See accompanying footnotes and definitions to the quarterly operating summaries.

2020 FOURTH QUARTER Suncor Energy Inc. 67

QUARTERLY OPERATING METRICS RECONCILIATION (continued)
(unaudited)

Oil Sands Netbacks(A)(D)(E)
($ millions, except per barrel amounts)

	December 31, 2019
For the quarter ended	Bitumen	SCO and Diesel	Oil Sands Segment

Operating revenues	1 242	3 183	4 425

Other income	7	91	98

Purchases of crude oil and products	(337)	(109)	(446)

Gross realization adjustment(2)	(28)	(29)

Gross realizations	884	3 136

Royalties	(24)	(119)	(143)

Transportation	(112)	(213)	(325)

Transportation adjustment(3)	2	2

Net transportation	(110)	(211)

OS&G	(335)	(1 650)	(1 985)

OS&G adjustment(4)	17	336

Net operating expenses	(318)	(1 314)

Gross profit	432	1 492

Sales volumes (mbbls)	20 067	41 174

Operating netback per barrel	21.48	36.20

(A)
Non-GAAP financial measures. See the Operating Summary Information - Non-GAAP Financial Measures section of this Quarterly Report.

(D)
Impact of inventory write-down is excluded until product is sold.

(E)
Beginning in the second quarter of 2020, due to increasing integration of the company's assets, the company revised the presentation of its operating netbacks from an individual asset view to an aggregate product view of Bitumen, and SCO and diesel to better reflect the integration among the company's assets. Also, the company leverages the expertise of its marketing and logistics business to optimize midstream capacity to the Gulf Coast and this is reflected in bitumen price realizations. Prior period amounts have been restated to reflect these changes.

See accompanying footnotes and definitions to the quarterly operating summaries.

68 2020 FOURTH QUARTER Suncor Energy Inc.

QUARTERLY OPERATING METRICS RECONCILIATION (continued)
(unaudited)

Oil Sands Netbacks(A)(D)(E)
($ millions, except per barrel amounts)

	December 31, 2020
				December 31, 2019

For the year ended	Bitumen	SCO and Diesel	Oil Sands Segment	Bitumen	SCO and Diesel	Oil Sands Segment

Operating revenues	2 043	8 574	10 617	4 780	13 567	18 347

Other income	21	277	298	(38)	210	172

Purchases of crude oil and products	(702)	(142)	(844)	(1 164)	(243)	(1 407)

Gross realization adjustment(2)	(54)	(458)		(14)	(219)

Gross realizations	1 308	8 251		3 564	13 315

Royalties	(19)	(76)	(95)	(124)	(793)	(917)

Royalties adjustment(5)	4	—		8	—

Net royalties	(15)	(76)		(116)	(793)

Transportation	(476)	(747)	(1 223)	(449)	(844)	(1 293)

Transportation adjustment(3)	197	—		15	7

Net transportation	(279)	(747)		(434)	(837)

OS&G	(1 029)	(6 140)	(7 169)	(1 242)	(6 785)	(8 027)

OS&G adjustment(4)	103	1 099		157	1 355

Net operating expenses	(926)	(5 041)		(1 085)	(5 430)

Gross profit	88	2 387		1 929	6 255

Sales volumes (mbbls)	45 980	171 211		68 430	176 494

Operating netback per barrel	1.91	13.93		28.13	35.43

(A)
Non-GAAP financial measures. See the Operating Summary Information - Non-GAAP Financial Measures section of this Quarterly Report.

(D)
Impact of inventory write-down is excluded until product is sold.

(E)
Beginning in the second quarter of 2020, due to increasing integration of the company's assets, the company revised the presentation of its operating netbacks from an individual asset view to an aggregate product view of Bitumen, and SCO and diesel to better reflect the integration among the company's assets. Also, the company leverages the expertise of its marketing and logistics business to optimize midstream capacity to the Gulf Coast and this is reflected in bitumen price realizations. Prior period amounts have been restated to reflect these changes.

See accompanying footnotes and definitions to the quarterly operating summaries.

2020 FOURTH QUARTER Suncor Energy Inc. 69

QUARTERLY OPERATING METRICS RECONCILIATION (continued)
(unaudited)

Exploration and Production Netbacks(A)
($ millions, except per barrel amounts)

	December 31, 2020				September 30, 2020
For the quarter ended	International(G)	East Coast Canada	Other(6)	E&P Segment	International(G)	East Coast Canada	Other(6)	E&P Segment

Operating revenues	193	299	63	555	201	311	—	512

Royalties	—	(36)	(49)	(85)	—	(30)	—	(30)

Transportation	(7)	(12)	(1)	(20)	(9)	(15)	—	(24)

OS&G	(32)	(71)	(11)	(114)	(33)	(77)	(8)	(118)

Non-production costs(7)	5	6			7	8

Gross profit	159	186			166	197

Sales volumes (mboe)	3 511	5 294			3 552	5 281

Operating netback per barrel	45.32	35.21			46.77	37.28

	June 30, 2020				March 31, 2020
For the quarter ended	International(G)	East Coast Canada	Other(6)	E&P Segment	International(G)	East Coast Canada	Other(6)	E&P Segment

Operating revenues	133	160	—	293	282	382	(125)	539

Royalties	—	(6)	—	(6)	—	(22)	—	(22)

Transportation	(7)	(26)	—	(33)	(11)	(12)	—	(23)

OS&G	(34)	(68)	(9)	(111)	(32)	(85)	(16)	(133)

Non-production costs(7)	5	7			4	12

Gross profit	97	67			243	275

Sales volumes (mboe)	4 086	5 803			4 257	5 501

Operating netback per barrel	23.79	11.51			57.16	50.08

	December 31, 2019
For the quarter ended	International(G)	East Coast Canada	Other(6)	E&P Segment

Operating revenues	273	532	193	998

Royalties	—	(83)	(87)	(170)

Transportation	(7)	(10)	(4)	(21)

OS&G	(32)	(78)	(24)	(134)

Non-production costs(7)	4	8

Gross profit	238	369

Sales volumes (mboe)	3 289	6 176

Operating netback per barrel	72.12	59.62

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(G)
Beginning in 2020, International operating netback includes Norway and all the prior periods presented here exclude Norway.

See accompanying footnotes and definitions to the quarterly operating summaries.

70 2020 FOURTH QUARTER Suncor Energy Inc.

QUARTERLY OPERATING METRICS RECONCILIATION (continued)
(unaudited)

Exploration and Production Netbacks(A)
($ millions, except per barrel amounts)

	December 31, 2020				December 31, 2019
For the twelve months ended	International(G)	East Coast Canada	Other(6)	E&P Segment	International(G)	East Coast Canada	Other(6)	E&P Segment

Operating revenues	809	1 152	(62)	1 899	1 256	1 923	496	3 675

Royalties	—	(94)	(49)	(143)	—	(302)	(303)	(605)

Transportation	(34)	(65)	(1)	(100)	(32)	(39)	(9)	(80)

OS&G	(131)	(301)	(44)	(476)	(112)	(346)	(67)	(525)

Non-production costs(7)	21	33			17	46

Gross profit	665	725			1 129	1 282

Sales volumes (mboe)	15 406	21 879			14 917	22 190

Operating netback per barrel	43.22	33.16			75.57	57.79

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(G)
Beginning in 2020, International operating netback includes Norway and all the prior periods presented here exclude Norway.

See accompanying footnotes and definitions to the quarterly operating summaries.

2020 FOURTH QUARTER Suncor Energy Inc. 71

QUARTERLY OPERATING METRICS RECONCILIATION (continued)
(unaudited)

Refining and Marketing(A)(H)
($ millions, except per barrel amounts)

	Three months ended					Twelve months ended
	Dec 31 2020	Sep 30 2020	Jun 30 2020	Mar 31 2020	Dec 31 2019	Dec 31 2020	Dec 31 2019

Gross margin(8)	1 132	1 210	1 058	629	1 568	4 029	7 008

Other (loss) income	(10)	(2)	(26)	86	33	48	75

Non-refining margin(9)	(14)	(14)	(312)	283	(16)	(57)	(60)

Refining and marketing margin(A)	1 108	1 194	720	998	1 585	4 020	7 023

Refinery production (mbbls)(10)	43 036	38 857	34 369	42 729	44 422	158 991	173 705

Refining and marketing margin – FIFO ($/bbl)(A)	25.75	30.75	20.95	23.35	35.70	25.30	40.45

LIFO adjustment	(30)	(223)	261	524	37	532	(628)

Refining and marketing margin – LIFO(A)	1 078	971	981	1 522	1 622	4 552	6 395

Refining and marketing margin – LIFO ($/bbl)(A)(J)(K)	25.05	25.00	28.55	35.60	36.50	28.65	36.80

OS&G	507	457	417	511	576	1 892	2 173

Non-refining costs(11)	(283)	(247)	(218)	(270)	(352)	(1 018)	(1 246)

Refining operating expense	224	210	199	241	224	874	927

Refinery production (mbbls)(10)	43 036	38 857	34 369	42 729	44 422	158 991	173 705

Refining operating expense ($/bbl)(A)	5.20	5.40	5.80	5.65	5.05	5.50	5.35

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(H)
Refining and marketing margin has been restated for 2019 to better reflect the refining, product supply and rack forward businesses. Impact of inventory write-down is excluded until product is sold.

(J)
Refining and marketing margin – LIFO excludes the impact of short-term risk management activities.

(K)
The Suncor 5-2-2-1 index is most comparable to the company's realized refining and marketing margins presented on a LIFO basis.
72 2020 FOURTH QUARTER Suncor Energy Inc.

QUARTERLY OPERATING METRICS RECONCILIATION (continued)
(unaudited)

Refining and Marketing(A)

Suncor custom 5-2-2-1 index(12)
(US$/bbl, except as noted)

		Three months ended					Twelve months ended
(average for the three months and twelve months ended)		Dec 31 2020	Sep 30 2020	Jun 30 2020	Mar 31 2020	Dec 31 2019	Dec 31 2020	Dec 31 2019

WTI crude oil at Cushing		42.65	40.95	27.85	46.10	56.95	39.40	57.05

SYN crude oil at Edmonton		39.60	38.50	23.30	43.40	56.25	36.25	56.45

WCS at Hardisty		33.35	31.90	16.35	25.60	41.10	26.85	44.25

New York Harbor 2-1-1 crack(L)		9.85	10.20	12.20	14.75	18.45	11.75	19.90

Chicago 2-1-1 crack(L)		7.95	7.75	6.75	9.75	14.35	8.05	17.05

Product value

New York Harbor 2-1-1 crack(M)	40%	21.00	20.45	16.00	24.35	30.15	20.45	30.80

Chicago 2-1-1 crack(N)	40%	20.25	19.50	13.85	22.35	28.50	19.00	29.65

WTI	20%	8.55	8.20	5.55	9.20	11.40	7.90	11.40

Seasonality factor		6.50	5.00	5.00	6.50	6.50	5.75	5.75

		56.30	53.15	40.40	62.40	76.55	53.10	77.60

Crude value

SYN	40%	15.85	15.40	9.30	17.35	22.50	14.50	22.60

WCS	40%	13.35	12.75	6.55	10.25	16.45	10.75	17.70

WTI	20%	8.55	8.20	5.55	9.20	11.40	7.90	11.40

		37.75	36.35	21.40	36.80	50.35	33.15	51.70

Suncor custom 5-2-2-1 index		18.55	16.80	19.00	25.60	26.20	19.95	25.90

Suncor custom 5-2-2-1 index (Cdn$/bbl)(K)		24.50	22.35	26.35	34.40	34.60	26.75	34.35

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(K)
The Suncor 5-2-2-1 index is most comparable to the company's realized refining and marketing margins presented on a LIFO basis.

(L)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel.

(M)
Product value of the New York Harbor 2-1-1 crack is calculated by adding the values of the New York Harbor 2-1-1 crack and WTI, multiplying it by 40% and rounding to the nearest nickel.

(N)
Product value of the Chicago 2-1-1 crack is calculated by adding the values of the Chicago 2-1-1 crack and WTI, multiplying it by 40% and rounding to the nearest nickel.

See accompanying footnotes and definitions to the quarterly operating summaries.

2020 FOURTH QUARTER Suncor Energy Inc. 73

OPERATING SUMMARY INFORMATION

Non-GAAP Financial Measures

Certain financial measures in this document – namely operating earnings (loss), funds from (used in) operations, return on capital employed (ROCE), Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing margin, refining operating expense and netbacks – are not prescribed by generally accepted accounting principles (GAAP). Suncor uses this information to analyze business performance, leverage and liquidity and includes these financial measures because investors may find such measures useful on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Operating earnings (loss), Oil Sands operations cash operating costs, Fort Hills cash operating costs and Syncrude cash operating costs are defined in the Non-GAAP Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of each respective quarterly Report to Shareholders issued by Suncor in respect of the relevant quarter (Quarterly Reports). Funds from (used in) operations and ROCE are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of each respective Quarterly Report. Refining and marketing margin, and refining operating expense are defined in the Non-GAAP Financial Measures Advisory section and reconciled to GAAP measures in the Operating Metrics Reconciliation section of each respective Quarterly Report. Netbacks are defined below and are reconciled to GAAP measures in the Operating Metrics Reconciliation section of each respective Quarterly Report. The remainder of the non-GAAP financial measures not otherwise mentioned in this paragraph are defined and reconciled in this Quarterly Report.

Oil Sands Netbacks

Oil Sands operating netbacks are a non-GAAP measure, presented on a crude product and sales barrel basis, and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues and costs associated with production and delivery. Management uses Oil Sands operating netbacks to measure crude product profitability on a sales barrel basis.

Exploration and Production (E&P) Netbacks

E&P netbacks are a non-GAAP measure, presented on an asset location and sales barrel basis, and are derived from the E&P segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues and costs associated with production and delivery. Management uses E&P netbacks to measure asset profitability by location on a sales barrel basis.

Definitions

(1)
Cash operating costs are calculated by adjusting Oil Sands segment OS&G expense for i) non-production costs that management believes do not relate to production performance, including, but not limited to, share-based compensation adjustments, Canada's Emergency Wage Subsidy (CEWS) and COVID-19 related costs, research costs and the expense recorded as part of a non-monetary arrangement involving a third-party processor; ii) revenues associated with excess capacity, including excess power generated and sold that is recorded in operating revenue; iii) project startup costs; and iv) the impacts of changes in inventory levels and valuation, such that the company is able to present cost information based on production volumes. Oil Sands operations and Syncrude production volumes are gross of internally consumed diesel and feedstock transfers between assets through the interconnecting pipelines.

(2)
Reflects the items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.

(3)
Reflects adjustments for expenses or credits not directly related to the transportation of the crude product to its deemed point of sale.

(4)
Reflects adjustments for general and administrative costs not directly attributed to the production of each crude product type, as well as the revenues associated with excess power from cogeneration units.

(5)
Reflects adjustments for royalties not related to crude products.

(6)
Reflects other E&P assets, such as Norway (up to Q4 2019), and Libya, for which netbacks are not provided.

(7)
Reflects adjustments for general and administrative costs not directly attributed to production.

(8)
Operating revenues less purchases of crude oil and products.

(9)
Reflects adjustments for intersegment marketing fees and impact of inventory write-downs.

(10)
Refinery production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process, and changes in unfinished product inventories.

(11)
Reflects operating, selling and general expenses associated with the company's supply, marketing, and ethanol businesses, certain general and administrative costs not directly attributable to refinery production, as well as CEWS amounts.

(12)
The custom 5-2-2-1 index is designed to represent Suncor's Refining and Marketing business based on publicly available pricing data and approximates the gross margin on five barrels of crude oil of varying grades that is refined to produce two barrels of both gasoline and distillate and one barrel of secondary product. The index is a single value that is calculated by taking the product value of refined products less the crude value of refinery feedstock incorporating the company's refining, product supply and rack forward businesses, but excluding the impact of first-in, first-out accounting. The product value is influenced by New York Harbor 2-1-1 crack, Chicago 2-1-1 crack, WTI benchmarks and seasonal factors. The seasonal factor is an estimate and reflects the location, quality and grade differentials for refined products sold in the company's core markets during the winter and summer months. The crude value is influenced by SYN, WCS, and WTI benchmarks.
74 2020 FOURTH QUARTER Suncor Energy Inc.

Explanatory Notes

*
Users are cautioned that the Oil Sands operations, Fort Hills and Syncrude cash operating costs per barrel measures may not be fully comparable to one another or to similar information calculated by other entities due to differing operations of each entity as well as other entities' respective accounting policy choices.

Abbreviations

bbl	– barrel
bbls/d	– barrels per day
mbbls	– thousands of barrels
mbbls/d	– thousands of barrels per day
boe	– barrels of oil equivalent
boe/d	– barrels of oil equivalent per day
mboe	– thousands of barrels of oil equivalent
mboe/d	– thousands of barrels of oil equivalent per day
SCO	– synthetic crude oil
WTI	– West Texas intermediate
SYN	– sweet synthetic crude oil
WCS	– Western Canadian Select

Metric Conversion

Crude oil, refined products, etc.              1m3 (cubic metre) = approx. 6.29 barrels

2020 FOURTH QUARTER Suncor Energy Inc. 75